As filed with the Securities and Exchange Commission on January [●], 2017

Registration No. 333-215079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Keane Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1389	38-4016639
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification No.)*

2121 Sage Road
Houston, TX 77056
(713) 960-0381

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gregory L. Powell
President and Chief Financial Officer
Keane Group, Inc.
2121 Sage Road
Houston, TX 77056
(713) 960-0381

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart D. Freedman, Esq.
Antonio L. Diaz-Albertini, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Phone: (212) 756-2000
Fax: (212) 593-5955

William J. Miller, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
Phone: (212) 701-3000
Fax: (212) 378-2500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(1)(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(3)
Common Stock	19,205,000	$19.00	$364,895,000	$42,292(4)

(1) Includes shares of common stock issuable upon exercise of an over-allotment option to purchase additional shares granted to the underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act.
(3) Calculated pursuant to Rule 457(a) under the Securities Act.
(4) The Registrant previously paid $33,322 of this amount.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY [●], 2017

16,700,000 Shares



KEANE

Keane Group, Inc.

Common Stock

This is an initial public offering of our common stock. We are offering 15,300,000 shares of our common stock and the selling stockholder is offering 1,400,000 shares of common stock.

We expect the initial public offering price to be between $17.00 and $19.00 per share. Currently, no public market exists for our common stock. The selling stockholder has granted to the underwriters an over-allotment option to purchase up to 2,505,000 additional shares of common stock at the initial public offering price, less the underwriting discount and commissions, within 30 days from the date of this prospectus. We have been approved to list our common stock on the New York Stock Exchange ("NYSE") under the symbol "FRAC."

We are an "emerging growth company," as that term is defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 22 of this prospectus to read the factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholder	$	$

(1) The underwriters will also be reimbursed for certain expenses incurred in the offering. See "Underwriting" for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares of our common stock to investors against payment on or about , 2017.

Joint Book-Running Managers

Citigroup **Morgan Stanley** **BofA Merrill Lynch** **J.P. Morgan**

Senior Co-Managers

Wells Fargo Securities **Simmons & Company International Energy Specialists of Piper Jaffray** **Houlihan Lokey**

Co-Managers

Guggenheim Securities **Scotia Howard Weil** **Stephens Inc.**

The date of this prospectus is , 2017.

TABLE OF CONTENTS

Prospectus

Until   , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless indicated otherwise, the information included in this prospectus assumes that (i) the shares of common stock to be sold in this offering are sold at $18.00 per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus and (ii) all shares offered by us and the selling stockholder in this offering are sold (other than pursuant to the over-allotment option described herein).

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

EXPLANATORY NOTE

Keane Group, Inc., the registrant whose name appears on the cover of this registration statement, is a newly formed Delaware corporation. Shares of common stock of Keane Group, Inc. are being offered by the prospectus that forms a part of this registration statement. Keane Group Holdings, LLC ("Keane") is a Delaware limited liability company. Keane Group, Inc. was formed solely for the purpose of reorganizing the organizational structure of Keane and its direct and indirect consolidated subsidiaries in order for the registrant to be a corporation rather than a limited liability company. In connection with, and prior to and/or concurrently with the closing of, this offering, each member of Keane will directly or indirectly contribute all of its equity interests in Keane to Keane Group, Inc. in exchange for shares of common stock of Keane Group, Inc. As a result, Keane and its direct and indirect consolidated subsidiaries will become wholly-owned subsidiaries of Keane Group, Inc. See "IPO-Related Transactions and Organizational Structure" for additional information.

As used in this prospectus, unless the context otherwise requires, references to (i) the terms "company," "Keane," "we," "us" and "our" refer to Keane Group Holdings, LLC and its consolidated subsidiaries for periods prior to the consummation of the IPO-Related Transactions (as defined herein), and, for periods as of and following the consummation of the IPO-Related Transactions, to Keane Group, Inc. and its consolidated subsidiaries; (ii) the term "Trican Parent" refers to Trican Well Service Ltd. and, where appropriate, its subsidiaries; (iii) the term "Trican U.S." refers to Trican Well Service L.P.; (iv) the term "Trican" refers to Trican Parent and Trican U.S., collectively; and (v) references to our "Sponsor" refers to Cerberus Capital Management, L.P. ("Cerberus") and its respective controlled affiliates and investment funds. For the convenience of the reader, except as the context otherwise requires, all information included in this prospectus is presented giving effect to the consummation of the IPO-Related Transactions.

BASIS OF PRESENTATION

Prior to or concurrently with this offering, we will effect the IPO-Related Transactions described under "IPO-Related Transactions and Organizational Structure." The consolidated financial statements and consolidated financial data included in the prospectus are those of Keane and its consolidated subsidiaries and do not give effect to the IPO-Related Transactions. Other than the audited balance sheet, dated as of October 31, 2016, the historical financial information of Keane Group, Inc. has not been included in this prospectus as it is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

We completed the Trican transaction (as described herein in "Certain Relationships and Related Party Transactions—Trican Transaction") on March 16, 2016. Accordingly, this prospectus also includes the audited balance sheets of Trican U.S. as of December 31, 2015 and 2014 and the related statements of operations, partners' capital and cash flows for the years then ended.

PRO FORMA INFORMATION

This prospectus contains unaudited pro forma financial information prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined and consolidated statement of operations for 2015 gives pro forma effect to:

- our acquisition of the Acquired Trican Operations (as defined herein) and the transactions related thereto;

- the IPO-Related Transactions;

- the issuance of 15,300,000 shares of common stock in this offering and the application of the estimated net proceeds from the sale of such shares to repay certain existing debt and to pay fees and expenses related to this offering, as described in "Use of Proceeds;" and

- the sale of 1,400,000 shares of common stock in this offering by our selling stockholder and the payment by us of fees and expenses related to the sale of such shares,

in each case as if such transactions had been consummated on January 1, 2015, the first day of 2015. The unaudited pro forma condensed combined and consolidated statement of operations for the first nine months of fiscal 2015 and the first nine months of fiscal 2016 gives pro forma effect to our acquisition of the Acquired Trican Operations and the transactions related thereto, the IPO-Related Transactions and this offering and the related use of proceeds as if such transactions had occurred on January 1, 2015. The unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016 gives pro forma effect to the IPO-Related Transactions and this offering and the related use of proceeds as if such transactions had occurred on September 30, 2016. See "Unaudited Pro Forma Condensed Combined and Consolidated Financial Information."

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes market and industry data and certain other statistical information based on third-party sources including independent industry publications, government publications and other published independent sources, such as the "Drilling and Production Outlook—December 2016" and "NAM Activity by Region_Dec_2016" reports prepared by Spears & Associates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our own good faith estimates which are supported by our management's knowledge of and experience in the markets and businesses in which we operate.

While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the sections entitled "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in this prospectus.

This prospectus includes references to utilization of hydraulic fracturing assets. Utilization for our own fleets, as used in this prospectus, is defined as the ratio of the number of deployed fleets to the number of total fleets. For the purposes of this prospectus, we consider one of our fleets deployed if the fleet has been put in service at least one day during the period for which we calculate utilization. As a result, as additional fleets are incrementally deployed, our utilization rate increases.

We define industry utilization as the ratio of the total industry demand of hydraulic horsepower to the total available capacity of hydraulic horsepower, in each case as reported by an independent industry source. Our method for calculating the utilization rate for our own fleets or the industry may differ from the method used by other companies or industry sources which could, for example, be based off a ratio of the total number of days a fleet is put in service to the total number of days in the relevant period.

As used in this prospectus, capacity in the hydraulic fracturing business refers to the total number of hydraulic horsepower, regardless of whether such hydraulic horsepower is active and deployed, active and not deployed or inactive. While the equipment and amount of hydraulic horsepower required for a customer project varies, we calculate our total number of fleets, as used in this prospectus, by dividing our total hydraulic horsepower by 40,000 hydraulic horsepower.

We believe that our measures of utilization, based on the amount of deployed fleets, provide an accurate representation of existing, available capacity for additional revenue generating activity.

Because of these limitations, Non-GAAP Measures should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP Measures only for supplemental purposes. Please see our consolidated financial statements contained in this prospectus.

Pro Forma EBITDA and Adjusted EBITDA, as presented in this prospectus, are also supplemental measures of our performance that are not required by or presented in accordance with GAAP. Pro Forma EBITDA includes the historical actual results of Trican U.S. prior to Keane's ownership and assumption of specific assets and liabilities as defined in the asset purchase agreement dated January 25, 2016 (the "Trican APA"), and adjustments required to conform Trican U.S.'s accounting policies to Keane's accounting policies, but does not reflect any realized or anticipated cost savings in connection with the Trican transaction. Our historical pro forma EBITDA is not necessarily indicative of any actual results had we owned the Acquired Trican Operations prior to the consummation of the Trican transaction. See "Prospectus Summary—Summary Consolidated Historical and Pro Forma Financial and Other Data" for additional information.

The below map represents our areas of operation:


Williston
Bakken
Marcellus / Utica
Mansfield
Mill Hall
Pittsburgh Sales Office
New Stanton
Denver Sales Office
SCOOP/STACK
Woodward
Oklahoma City Sales Office
Shawnee
Searcy
Permian
Springtown
Odessa
Eagle Ford
The Woodlands Engineering Center
Mathis
Houston Corporate Office
Basins and Shale Plays
Locations

Customer-Tailored Approach.

We seek to develop long term partnerships with our customers by investing significant time and effort educating them on our value proposition and maintaining a continuous dialogue as we deliver ongoing service. We believe our direct line of communication with our customers at the senior management level as well as with key operational managers in the field provides us with the ability to address issues quickly and efficiently and is highly valued by our customers. In November 2016, we received Shell Global Solutions International's annual Well Services Performance Award in recognition of our Permian Basin team's exceptional 2016 performance and customer service in hydraulic fracturing and wireline services.

In connection with the Trican transaction, we acquired our Engineered Solutions Center, comprised of a dedicated team of engineers and a network of field labs, which we believe provides value-added capabilities to both our new and existing customers. We believe our Engineered Solutions Center enables us to support our customers' technical specifications with a focus on reducing costs and increasing production. As pressure pumping complexity increases and the need for comprehensive, solution-driven approaches grows, our Engineered Solutions Center is able to meet our customers' business objectives cost-effectively by offering flexible design solutions that package our services with new and existing product offerings. Our Engineered Solutions Center is focused on providing (1) economical and effective fracture designs, (2) enhanced fracture stimulation methods, (3) next-generation fluids and technologically advanced diverting agents, such as MVP Frac™ and TriVert™, which we received the right to use as part of the Trican transaction, (4) dust control technologies and (5) customized solutions to individual customer and reservoir requirements.

Track Record of Providing Safe and Reliable Solutions.

Safety is our highest priority and we believe we are among the safest service providers in the industry. For example, we achieved a total recordable incident rate ("TRIR"), which we believe is a reliable measure of safety performance, that is less than half of the industry average from 2013 to 2015. We believe we have an industry leading behavior-based safety program to ensure each employee understands the importance of safety.

Strong Balance Sheet and Disciplined Use of Capital.

We believe our balance sheet strength represents a significant competitive advantage, allowing us to pro-actively maintain our fleet while also pursuing opportunistic initiatives to further grow and expand our base business with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result, we intend to continue to maintain a strong balance sheet.

We adjust our capital expenditures based on prevailing industry conditions, the availability of capital and other factors as needed. Throughout the industry downturn that began in 2014, we have prioritized continued investment in our robust maintenance program to ensure our fleet of equipment can be deployed efficiently as demand recovers. At September 30, 2016, we had $62.4 million and $147.3 million of cash on hand on an actual basis and on a pro forma basis after giving effect to the sale of our common stock and the use of net proceeds as described herein, respectively, and $33.5 million of availability under our Existing ABL Facility on both an actual and pro forma basis, providing us with the means to fund deployment of fleets and grow our operations. We intend to continue to prioritize maintenance, upgrades, refurbishments and acquisitions, in a disciplined and diligent manner, carefully evaluating these investments based on their ability to maintain or improve our competitive position and strengthen our financial profile while creating value for our shareholders.

Best-in-Class Management Team with Extensive Industry Experience.

The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the oilfield services industry. Our management team is led by our Chairman and Chief Executive Officer, James C. Stewart, who has over 30 years of industry experience. Each member of our management team brings significant leadership and operational experience with long tenures in the industry and respective careers at highly regarded companies, including Schlumberger Limited, Halliburton, Baker Hughes, Weatherford International and General Electric. The members of our executive management team provide us with valuable insight into our industry and a thorough understanding of customer requirements.

Our Strategy

Our principal business objective is to increase shareholder value by profitably growing our business while safely providing best-in-class completion services. We expect to achieve this objective through:

Efficiently Capitalizing on Industry Recovery.

Hydraulic fracturing represents the largest cost of completing a shale oil or gas well and is a mission-critical service required for the continued development of U.S. shale resources. Upon a recovery in demand for oilfield services in the U.S., the hydraulic fracturing sector is expected to have among the highest growth rates among oilfield service providers. Industry reports have forecasted that the North American onshore stimulation sector, which includes hydraulic fracturing, will increase at a compound annual growth rate ("CAGR"), a measure of growth rate for selected points in time, of 10% from 2006 to 2020, and 30% from 2016 through 2020. As a well-capitalized provider operating in the most active unconventional oil and natural gas basins in the U.S., we believe that our business is well positioned to capitalize efficiently on an industry recovery. We have invested significant resources and capital to develop a market leading platform with demonstrated capabilities and technical skills that is well equipped to address increased demand from our customers. We believe that our rigorous preventative maintenance program provides us with a well-maintained hydraulic fracturing fleet and the ability to deploy inactive fleets efficiently. Based upon our recent experience and current pricing for components and labor, we believe it will take approximately 45 days to activate a single hydraulic fracturing fleet, allowing us to quickly and cost-effectively respond to an increase in customer demand at a cost of approximately $1.5 million per fleet. We also believe we can incrementally deploy each of our wireline trucks in less than 30 days at a nominal cost.

Developing and Expanding Relationships with Existing and New Customers.

We target well-capitalized customers that we believe will be long-term participants in the development of conventional and unconventional resources in the U.S., value safe and efficient operations, have the financial stability and flexibility to weather industry cycles and seek to develop a long-term relationship with us. We believe our high-quality fleets, diverse completion service offerings, engineering and technology solutions and geographic footprint with basin density in some of the most active basins position us well to expand and develop relationships with our existing and new customers. These qualities, combined with our past performance, have resulted in the renewal and new award of service contracts by our customers and by an expansion of the basins in which we operate for these customers. We believe these arrangements will provide us an attractive revenue stream while leaving us the ability to deploy our remaining fleets as industry demand and pricing continue to recover. We have invested in our sales organization, nearly tripling its headcount over the past two years. Together with our sales team, our Chief Executive Officer and our President and Chief Financial Officer are deeply involved with our commercial sales effort, fostering connectivity throughout a customer's organization to further develop the relationship. We believe this level of senior management engagement differentiates us from many of our larger integrated peers.

Continuing Our Industry Leading Safety Performance and Focus on the Environment.

We are committed to maintaining and improving the safety, reliability, efficiency and environmental impact of our operations, which we believe is key to attracting new customers and maintaining relationships with our current customers, regulators and the communities in which we operate. As a result of our strong emphasis on training and safety protocols, we have one of the best safety records and reputations in the industry which helps us to attract and retain employees. We have maintained a strong safety record even as our employee base increased by 137% over the past three years. From the beginning of 2013 to 2015, our TRIR and lost time incident rate ("LTIR") dropped by approximately 30% and 50%, respectively, and, for the year ended December 31, 2015, our TRIR and LTIR statistics were 0.50 and 0.12, respectively. We believe we are among the safest service providers in the industry. For example, we achieved a TRIR, which we believe is a reliable measure of safety performance, that is less than half of the industry average from 2013 to 2015. In addition, all of our field-based management are provided financial incentives to satisfy safety standards and customer expectations, which we believe motivates them to continually maintain a focus on quality and safety. We work diligently to meet or exceed applicable safety and environmental requirements from our customers and regulatory agencies, and we intend to continue to enhance our safety monitoring function as our business grows and operating conditions change. For example, we have made investments in more efficient engines and dual fuel kits to comply with customer requirements to reduce emissions and noise at the well site. In addition, we have also invested in spill prevention equipment and remediation systems and dust control technology, which we believe allows us to meet or exceed the latest Occupational Safety and Health Administration ("OSHA") requirements and standards. We have also deployed high-grade cameras to remotely monitor high-risk zones in our field operations, which we believe helps reduce safety risks to our employees. We believe that our commitment to maintaining a culture that prioritizes safety and the environment is critical to the long-term success and growth of our business.

Investing Further in Our Robust Maintenance Program.

We have in place a rigorous preventative maintenance program to continuously maintain our fleets, resulting in less downtime, reduced equipment failure in demanding conditions, lower operating costs and overall safer and more reliable operations. Due to our strong balance sheet, we have been able to sustain investment in maintenance, including preemptive purchases of key components and upgrades to our fleets throughout the downturn. We believe that the quality of our fleets and our maintenance program enhance our ability to both secure contracts with new customers and to service our existing customers reliably and efficiently. Our active fleet uptime is reinforced by preventive maintenance on our equipment, allowing us to minimize the negative impact to our customers from equipment failure. In addition, we continue to monitor advances in hydraulic fracturing and wireline technology and make strategic purchases to enhance our existing capabilities.

Maintaining a Conservative Balance Sheet to Preserve Operational and Strategic Flexibility.

We carefully manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial strength and flexibility provides us with the ability to execute our strategy through industry volatility and commodity price cycles, as evidenced by our recent completion of the Trican transaction and continued investment in our robust maintenance program. We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility. At September 30, 2016, we had $62.4 million and $147.3 million of cash on hand on an actual basis and on a pro forma basis after giving effect to the sale of our common stock and the use of net proceeds as described herein, respectively, and $33.5 million of availability under our Existing ABL Facility on both an actual and pro forma basis, providing us with the means to fund deployment of fleets and grow our operations.

Continued Evaluation of Consolidation Opportunities that Strengthen Capabilities and Create Value.

We believe that our ability to identify, execute and integrate acquisitions is a competitive advantage. Since 2011, we have completed three acquisitions that have diversified our geographic presence and service line capabilities. In April 2013, we acquired the wireline technologies division of Calmena Energy Services to expand our wireline operations capabilities in the U.S. In December 2013, we acquired the assets of Ultra Tech Frac Services to establish a presence in the Permian Basin. In March 2016, we completed the Trican transaction, creating a leading independent provider of hydraulic fracturing services in the United States. This acquisition added high quality equipment, provided increased scale in key operating basins, expanded our customer base and offered significant cost reduction opportunities. To date we have identified and implemented a plan to achieve over $80 million of annualized cost savings as a result of facility consolidations, head count rationalization and procurement savings. The Trican transaction also provided us access to proprietary technology and engineering capabilities that have enhanced our ability to provide integrated services solutions. We intend to continue to evaluate potential acquisitions on an opportunistic basis that would complement our existing service offerings or expand our geographic capabilities and allow us to earn an appropriate return on invested capital.

Risks Related to Our Business and This Offering

An investment in shares of our common stock involves a high degree of risk, including the speculative nature of oil and natural gas development and production, competition, volatile oil and natural gas prices and other material factors. You should carefully read and consider the section entitled "Risk Factors" following this prospectus summary before making an investment decision. The following considerations, among others, may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and a loss of all or part of your investment:

- We do not anticipate available cash for quarterly distribution on our common stock.

- Oil and natural gas prices are volatile. A sustained decline in oil and natural gas prices could adversely affect our business, financial condition and results of operations and our ability to meet our capital expenditure obligations and financial commitments.

- We depend upon several significant customers within the E&P industry for most of our revenue. The loss of one or more of these customers could adversely affect our revenues.

- Our operations are subject to operational hazards for which we may not be adequately insured.

- Difficulties managing the growth of our business may adversely affect our financial condition, results of operations and cash available for distribution.

- Competition within our industry may adversely affect the price for our services.

- We rely on a number of third parties to provide raw materials and equipment in order to offer our services, and the termination of our relationship with one or more of these third parties could adversely affect our operations.

- Our operations are subject to various governmental regulations that require compliance that can be burdensome and expensive and adversely affect the feasibility of conducting our operations.

- Any failure by us to comply with applicable environmental laws and regulations, including those relating to hydraulic fracturing, could result in governmental authorities taking actions that adversely affect our operations and financial condition.

- Our failure to successfully identify, complete and integrate future acquisitions of assets or businesses could reduce our earnings and cash available for distribution and slow our growth.

- Our failure to successfully complete the Anticipated Refinancing Transactions could adversely affect our operations and financial condition.

- We expect to be a "controlled company" within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Our Corporate Structure

Our business is currently conducted through our operating subsidiaries, which are wholly-owned by Keane. The equity interests of Keane immediately prior to the IPO-Related Transactions were owned (directly and indirectly) by entities affiliated with our Sponsor, certain members of the Keane family, Trican and certain current members of our management, whom we refer to as our "Existing Owners," as well as our independent directors. Keane Group, Inc. is a newly formed entity.

In order to effectuate this offering, we expect to effect the following series of transactions prior to and/or concurrently with the closing of this offering that will result in the reorganization of our business so that it is owned by Keane Group, Inc. Specifically, (i) our Existing Owners will contribute all of their direct and indirect equity interests in Keane to Keane Investor Holdings LLC ("Keane Investor"); (ii) Keane Investor will contribute all of its equity interests in Keane to Keane Group, Inc. in exchange for common stock of Keane Group, Inc; and our independent directors will receive grants of restricted common stock of Keane Group, Inc. in substitution for their interests in Keane. As a result of the foregoing transactions and this offering, an aggregate of 86,028,019 shares of our common stock will be owned by Keane Investor (assuming that the underwriters' over-allotment option to purchase additional shares from the selling stockholder is not exercised) and our independent directors. In addition, all of our existing Class B and Class C Units will be exchanged for Class B and Class C Units in Keane Investor.

The chart below summarizes our corporate structure after giving effect to this offering and the IPO-Related Transactions, assuming that the underwriters' over-allotment option to purchase shares from the selling stockholder is not exercised and excluding the 98,068 shares of restricted stock held by our independent directors:



For a further discussion of the IPO-Related Transactions, see "IPO-Related Transactions and Organizational Structure."

Preliminary Results For The Three-Months Ended December 31, 2016

Although our results of operations for the three-months ended December 31, 2016 are not yet final, the following unaudited information reflects our preliminary expectations with respect to such results based on information currently available to management. The financial information for the three-months ended December 31, 2016 does not reflect a breakdown of segment revenues and cost of services, as this information is not yet derivable and is subject to the completion of our normal closing procedures and a review by our independent auditors. The financial information for the three-months ended December 31, 2015 does not give pro forma effect to the acquisition of the Acquired Trican Operations.

Based on the preliminary results, we estimate that revenue, on an actual basis, will be within a range of $149 million to $151 million for the three months ended December 31, 2016 as compared to $54 million for the same period of 2015. This increase was primarily attributable to the additional number of hydraulic fracturing fleets deployed reflecting the inclusion of the acquired Trican assets and the increased utilization of the combined asset base, partially off-set by lower revenue per deployed hydraulic fracturing fleet as a result of competitive pricing due to current market conditions.

Based on the preliminary results, we estimate that cost of services will be within a range of $137 million to $139 million for the three-months ended December 31, 2016 as compared to $50 million for the same period of

2015. The increase in cost of services was primarily driven by higher activity of our hydraulic fracturing fleets and the commissioning costs associated with deploying such fleets.

Based on the preliminary results, we estimate that selling, general and administrative expense, which represents costs associated with managing and supporting our operations, will be within a range of $11 million to $12 million for the three-months ended December 31, 2016 as compared to $7 million for the same period of 2015. The increase in selling, general and administrative expense is related to increased headcount, property taxes and insurance associated with a larger asset base as a result of the Acquired Trican Operations.

We estimated that depreciation and amortization expense will be approximately $29 million for the three-months ended December 31, 2016 as compared to $17 million for the same period of 2015. This increase is primarily attributable to additional depreciation and amortization expense related to the property and equipment included in the Acquired Trican Operations. This increase was partially offset by a decrease in depreciation expense of Keane's existing equipment as some assets became fully depreciated and reduced capital expenditures in 2016.

Based on the preliminary results, we estimate that interest expense will be approximately $9 million for the three-months ended December 31, 2016 as compared to $6 million for the same period of 2015. This increase was primarily attributable to an increase in the interest rate in accordance with the modified terms of the NPA (as defined herein), interest expense incurred on the Existing Term Loan Facility (as defined herein) and higher commitment fees incurred on the Existing ABL Facility (as defined herein).

Based on the preliminary results, we estimate that net loss will be within a range of $36 million to $38 million for the three-months ended December 31, 2016 as compared to a net loss of $26 million for the same period of 2015. This increase in net loss is primarily driven by the factors discussed above.

Based on the preliminary results, we estimate that Adjusted EBITDA will be within a range of $5 million to $7 million for the three-months ended December 31, 2016 as compared to $0.4 million for the same period of 2015. The increase was driven by higher revenue due to increased fleet utilization and cost saving initiatives.

EBITDA and Adjusted EBITDA Description and Reconciliation

Adjusted EBITDA is a Non-GAAP Measure defined as earnings (net income (loss)) before interest, income taxes, depreciation and amortization, further adjusted to eliminate the effects of items management does not consider in assessing ongoing performance.

Adjusted EBITDA is a Non-GAAP Measure that provides supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. This Non-GAAP Measure excludes the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitates review of our operating performance on a period-to-period basis. Other companies may have different capital structures, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe Adjusted EBITDA provides helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. The table set forth below is a reconciliation of net loss to Adjusted EBITDA (in millions) for the three-months ended 2016 (estimated) and 2015 (actual):

| | Three-Months Ended | | |
| | December 31, 2016 (Low) | December 31, 2016 (High) | December 31, 2015 (Actual) |
(in millions, unaudited)			
Net income (loss)	(38.4)	(36.4)	(25.7)
Depreciation and amortization	28.5	28.5	16.5
Interest expense, net	9.2	9.2	5.8
Income tax expense	0.0	0.0	0.8
EBITDA	(0.7)	1.3	(2.7)
Acquisition, integration and divestiture costs	2.7	2.7	2.3
Fleet commissioning costs	2.8	2.8	0.0
Unit-based compensation	0.1	0.1	0.2
Other	0.1	0.1	0.5
Adjusted EBITDA	$ 5.0	$ 7.0	$ 0.4

The preliminary financial information included in this prospectus reflects management's estimates based solely upon information available to us as of the date of this prospectus and is the responsibility of management. The preliminary financial results presented above are not a comprehensive statement of our financial results for the three-months ended December 31, 2016. In addition, the preliminary financial results presented above have not been audited, reviewed, or compiled by our independent registered public accounting firm, KPMG LLP. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information. The preliminary financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the three-months ended December 31, 2016 will not be available until after this offering is completed and may differ materially from these estimates. Therefore, you should not place undue reliance upon these preliminary financial results. For instance, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial results presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. Accordingly, the revenues and income before tax in any particular period may not be indicative of future results. See "Special Note Regarding Forward-Looking Statements."

Anticipated Refinancing Transactions

We have had preliminary discussions with potential lenders, financial intermediaries and advisors and following the consummation of this offering, subject to market conditions, we intend to enter into new financing facilities, consisting of a new million asset-based revolving facility and a new term loan Facility (such new facilities, the "New Credit Facilities"). If we enter into the New Credit Facilities, we intend to use the proceeds thereof to repay all amounts outstanding under, and to terminate, the Existing ABL Facility and our Notes (as defined herein) under the NPA. We refer to these refinancings as the "Anticipated Refinancing Transactions." The Anticipated Refinancing Transactions are expected to extend the weighted average maturity of our indebtedness and provide us with more flexibility to pursue various transactions than we have under the restrictive covenants in our existing indebtedness. The terms of the Anticipated Refinancing Transactions may be adversely affected by economic, market, geopolitical and other conditions prevailing at the time we propose to consummate such transactions, most of which are beyond our control. There can be no assurance that we will be able to complete the Anticipated Refinancing Transactions on terms favorable to us, or at all. This offering is not contingent upon our entering into the New Credit Facilities, and there can be no assurance that we will enter into the New Credit Facilities and terminate the Existing ABL Facility and NPA following the consummation of this offering, or at all, and we may elect not to proceed with the Anticipated Refinancing. See "Description of Indebtedness—Anticipated Refinancing Facilities" and "Risk Factors—Risks Relating to Our Indebtedness—We may be unable to complete the Anticipated Refinancing Transactions, or we may decide not to pursue the Anticipated Refinancing Transactions.

Corporate Information

Keane Group, Inc. is a Delaware corporation that was incorporated on October 13, 2016 to undertake this offering. Our principal executive offices are located at 2121 Sage Road, Suite 370, Houston, TX 77056. Our telephone number is (713) 960-0381 and our internet address is www.keanegrp.com. **Our website and the information contained thereon and accessible therefrom are not part of this prospectus and should not be relied upon by prospective investors in connection with any decision to purchase our common shares.**

Our Equity Sponsor

We believe that one of our strengths is our relationship with our Sponsor. We believe we will benefit from our Sponsor's investment experience in the energy sector, its expertise in mergers and acquisitions and its support on various near-term and long-term strategic initiatives.

Established in 1992, Cerberus and its affiliated group of funds and companies comprise one of the world's leading private investment firms with approximately $32 billion of capital under management in four primary strategies: control and non-control private equity investments, distressed securities and assets, commercial mid-market lending and real estate-related investments. In addition to its New York headquarters, Cerberus has offices throughout the United States, Europe and Asia.

Our Sponsor will indirectly control us through its ownership of Keane Investor and will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Following the completion of the IPO-Related Transactions and this offering, Keane Investor will indirectly own approximately 84% of our common stock, or 81% if the underwriters exercise their over-allotment option to purchase additional shares in full. As a result, we expect to be a "controlled company" within the meaning of the corporate governance standards of the NYSE on which we have been approved to list our shares and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. As a result, our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements. Following the completion of the IPO-Related Transactions and this offering, we will be required to appoint to our board of directors individuals designated by Keane Investor. Furthermore, if we cease to be a controlled company under the applicable rules of the NYSE, but Keane Investor collectively owns at least 35% of our then-outstanding common stock, Keane Investor shall have the right to designate a number of members of our board of directors equal to one director fewer than 50% of our board of directors and Keane Investor shall cause its directors appointed to our board of directors to vote in favor of maintaining an 11-person board. In connection with this offering, Keane Group, Inc. will enter into a stockholders agreement with Keane Investor (the "Stockholders' Agreement"), and if a permitted transferee or assignee of such party that succeeds to such party's rights under the Stockholders' Agreement (each transferee or

The Offering

Issuer	Keane Group, Inc.
Selling stockholder	Keane Investor Holdings LLC
Common stock outstanding immediately before this offering	87,428,019 shares.
Common stock offered by us	15,300,000 shares.
Common stock offered by selling stockholder	1,400,000 shares.
Common stock to be outstanding immediately after this offering	102,728,019 shares.
Option to purchase additional shares	The selling stockholder has granted to the underwriters a 30-day over-allotment option to purchase up to 2,505,000 additional shares of our common stock at the initial public offering price less the underwriting discount and commissions.
Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts and approximately $5.5 million of estimated offering expenses, will be approximately $250.4 million if the over-allotment option is not exercised and $247.4 million if the over-allotment option is exercised, assuming the shares are offered at $18.00 per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus.
	We intend to use the net proceeds from this offering to fully repay our Existing Term Loan Facility, repay approximately $50 million of our Notes and to pay fees and expenses related to this offering. We intend to use any remaining proceeds for general corporate purposes, which may include the repayment of indebtedness, capital expenditures, working capital and potential acquisitions and strategic transactions.
	We will not receive any of the proceeds from the sale of shares of common stock sold by the selling stockholder.
	See "Use of Proceeds."
Dividend policy	We do not intend to pay dividends for the foreseeable future. The declaration and payment of any future dividends will be at the sole discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, and other considerations that our board of directors deems relevant.
	See "Dividend Policy."

NYSE trading symbol	"FRAC."
Risk factors	For a discussion of risks relating to our company, our indebtedness, our business and an investment in our common stock, see "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

Unless otherwise indicated, all information in this prospectus excludes up to 2,505,000 shares of our common stock that may be sold by the selling stockholder if the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock.

Summary Consolidated Historical and Pro Forma Financial and Other Data

The following tables summarize our consolidated historical and pro forma financial and other data and should be read together with "Selected Historical Financial Information of Keane," "Unaudited Pro Forma Condensed Combined and Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Keane" and our consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the summary balance sheet data as of December 31, 2015 and the consolidated statement of operations data for 2015 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results set forth below are not necessarily indicative of results to be expected for any future period.

Our consolidated financial statements for the period from January 1, 2016 to March 15, 2016 reflect only the historical results of Keane prior to our completion of the Trican transaction. Commencing on March 16, 2016, our consolidated financial statements also include the financial position, results of operations and cash flows of the Acquired Trican Operations.

The Trican transaction had a material impact on our results of operations. Accordingly, we have included in this prospectus pro forma financial information which gives effect to the acquisition of the Acquired Trican Operations and the transactions related thereto, the IPO-Related Transactions and this offering for 2015, the nine months ended September 30, 2015 and the nine months ended September 30, 2016 as more fully described in the notes below. The pro forma financial information includes the historical actual results of Trican U.S. prior to Keane's ownership and assumption of specific assets and liabilities as defined in the Trican APA and adjustments required to conform Trican U.S.'s accounting policies to Keane's accounting policies, but does not reflect any realized or anticipated cost savings in connection with the transaction. Our pro forma results set forth below are not necessarily indicative of our actual results had we owned the Acquired Trican Operations in the historical periods, or of results to be expected for any future period. Therefore, we believe our actual financial results as set forth below are more reflective of ongoing performance. See "Unaudited Pro Forma Condensed Combined and Consolidated Financial Information" for additional information.

(in thousands, except per share amounts)	Nine months ended September 30, 2016		Nine months ended September 30, 2015		Year ended December 31, 2015		Year ended December 31, 2014
	Pro forma(2)(6)(7)	Actual(1)(7)	Pro forma(2)(6)(7)	Actual(7)	Pro forma(2)(6)(7)	Actual	Actual
Statement of Operations Data:							
Revenue	$ 313,003	$ 269,537	$ 616,699	$312,175	$ 738,128	$366,157	$ 395,834
Costs of services(3)	296,068	273,364	439,254	256,251	522,792	306,596	323,718
Depreciation and amortization	87,012	71,947	100,254	53,085	128,356	69,547	68,254
Selling, general and administrative expenses	62,666	44,910	195,426	18,897	238,310	25,811	25,459
Impairment	—	—	104,368	3,914	250,367	3,914	11,098
Total operating costs and expenses	445,746	390,221	839,302	332,147	1,139,825	405,868	428,529
Operating (loss)	(132,743)	(120,684)	(222,603)	(19,972)	(401,697)	(39,711)	(32,695)
Other income (expense), net . .	(15,801)	537	(1,110)	(1,280)	(1,584)	(1,481)	(2,418)
Interest expense	(18,030)	(28,408)	(14,171)	(17,658)	(18,994)	(23,450)	(10,473)
Total other expenses	(33,831)	(27,871)	(15,281)	(18,938)	(20,578)	(24,931)	(12,891)
Pre-tax (loss)	(166,574)	(148,555)	(237,884)	(38,910)	(422,275)	(64,642)	(45,586)
Benefit for income taxes	62,349	—	89,040	—	158,058	—	—
Net (loss)	$(104,225)	$(148,555)	$(148,844)	$ (38,910)	$ (264,217)	$ (64,642)	$ (45,586)
Per Share Data(4)							
Net loss per share							
Basic	$ (1.01)		$ (1.45)		$ (2.57)		
Diluted	$ (1.01)		$ (1.45)		$ (2.57)		
Weighted average shares outstanding							
Basic	102,728		102,728		102,728		
Diluted	102,728		102,728		102,728		
Statement of Cash Flows Data:							
Cash flows from operating activities		$ (50,319)		$ 44,805		$ 37,521	$ 18,732
Cash flows from investing activities		(219,207)		(24,429)		(26,038)	(138,870)
Cash flows from financing activities		278,305		(8,537)		(10,518)	137,298
Other Financial Data:							
Capital expenditures		$ 221,246		$ 25,570		$ 27,246	$ 141,393
Adjusted EBITDA(5)	$ (33,152)	$ (4,214)	$ (10,230)	$ 41,524	$ (10,639)	$ 41,885	$ 59,563
Balance Sheet Data (at end of period):							
Total assets		$ 548,359				$324,795	$ 418,855
Long-term debt (including current portion)		269,613				207,067	208,688
Total liabilities		348,218				244,635	272,215
Total members' equity		200,141				80,160	146,640

(1) Commencing on March 16, 2016, our consolidated financial statements also include the financial position, results of operations and cash flows of the Acquired Trican Operations.

(2) The pro forma information for 2015, the nine months ended September 30, 2015 and the nine months ended September 30, 2016 reflects the acquisition of the Acquired Trican Operations and the transactions related thereto, the IPO-Related Transactions and the issuance of shares of our common stock in this offering and the application of the estimated net proceeds thereof (as described in "Use of Proceeds"), as if these events had occurred on January 1, the first day of 2015. The pro forma financial information includes the historical actual results of Trican U.S. prior to Keane's ownership and assumption of specific assets and liabilities as defined in the Trican APA, and adjustments required to conform Trican U.S.'s accounting policies to Keane's accounting policies, but does not reflect any realized or anticipated cost savings in connection with the Trican transaction. This assumes net proceeds of this offering to us of approximately $250.4 million if the over-allotment option is not exercised and $247.4 million if the over-allotment option is exercised, based on an initial public offering price of $18.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses. See "Unaudited Pro Forma Condensed Combined and Consolidated Financial Information" for a presentation of such pro forma financial data for 2015, the nine months ended September 30, 2015 and the nine months ended September 30, 2016.

(g) Represents legal expenses, consulting costs, development charges, forfeiture of deposit on hydraulic fracturing equipment purchase orders and other miscellaneous charges. In our actual performance for the nine months ending September 30, 2016, the foregoing was recorded in other expense, net. In our actual performance for the nine months ending September 30, 2015, nominal amounts were recorded in selling, general and administrative expenses and $1.7 million was recorded in other expense, net. In our actual performance for 2015, $0.2 million was recorded in costs of services and $2.0 million was recorded in other expense, net. In our actual performance for 2014, $0.7 million was recorded in selling, general and administrative expenses and $0.5 million was recorded in other expense, net.

(h) Actual financial information for the interim periods, and pro forma financial information for the interim and year-end periods presented, is unaudited.

(6) The pro forma balance sheet data as of September 30, 2016 gives effect to pro forma adjustments to reflect the IPO-Related Transactions and the issuance and sale of 16,700,000 shares of common stock in this offering by us and the selling stockholder and the application of approximately $165.4 million of the proceeds received by us from the sale of such shares to repay certain existing debt, including prepayment premiums, as described in "Use of Proceeds," as if these events had occurred on September 30, 2016. This assumes net proceeds from this offering to us of approximately $250.4 million, based on an initial public offering price of $18.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriter discounts and commissions and estimated offering expenses. See "Unaudited Pro Forma Condensed Combined and Consolidated Financial Information" for a presentation of such unaudited pro forma condensed combined and consolidated balance sheet data.

(7) Actual financial information for the interim periods, and pro forma financial information for the interim and year-end periods presented, is unaudited.

Risks Related to Our Indebtedness

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness. As of September 30, 2016 and after giving pro forma effect to this offering and the application of the use of the net proceeds of this offering, we would have had $148.9 million of debt outstanding.

Our substantial indebtedness could have important consequences to you. For example, it could:

- adversely affect the market price of our common stock;

- increase our vulnerability to interest rate increases and general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes, including acquisitions;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- limit our ability to obtain additional financing on satisfactory terms to fund our working capital requirements, capital expenditures, acquisitions, investments, debt service requirements and other general corporate requirements; and

- place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, we cannot assure you that we will be able to refinance any of our debt or that we will be able to refinance our debt on commercially reasonable terms. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

- sales of assets;

- sales of equity; or

- negotiations with our lenders to restructure the applicable debt.

Our debt instruments (including those that would be applicable to the Anticipated Refinancing Transactions) may restrict, or market or business conditions may limit, our ability to use some of our options.

Certain of the remaining proceeds of this offering may be used for general corporate purposes, which may include the repayment of indebtedness, capital expenditures, working capital and potential acquisitions and strategic transactions. We may use the remaining proceeds to repay existing indebtedness and we cannot assure you that any of the proceeds of the offering will be used for capital expenditures, working capital, potential acquisitions or strategic transactions. See "Use of Proceeds."

Despite our significant indebtedness levels, we may still be able to incur additional debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur additional indebtedness in the future. The terms of the credit agreements that govern the Existing ABL Facility and the Existing Term Loan Facility and the NPA that govern the Notes (the Notes, together with the Existing ABL Facility and Existing Term Loan Facility, the "Existing Senior Secured Debt Facilities") permit (and, if we consummate the Anticipated Refinancing Transactions, the terms of the New Credit Facilities will permit) us to incur additional indebtedness, subject to certain limitations. If new indebtedness is added to our and our subsidiaries' current debt levels, the related risks that we and they now face would intensify. See "Description of Indebtedness."

are typically financed with operational cash flow and through the use of various committed lines of credit. The interest rate on these borrowing arrangements is generally determined from the inter-bank offering rate at the borrowing date plus a pre-set margin. Although we employ risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results.

Risks Related to This Offering and Owning Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If the stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling shares of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

- the failure of securities analysts to cover our common stock after this offering, or changes in financial estimates by analysts;

- changes in, or investors' perception of, the hydraulic fracturing industry;

- the activities of competitors;

- future issuances and sales of our common stock, including in connection with acquisitions;

- our quarterly or annual earnings or those of other companies in our industry;

- the public's reaction to our press releases, our other public announcements and our filings with the SEC;

- regulatory or legal developments in the United States;

- litigation involving us, our industry, or both;

- general economic conditions; and

- other factors described elsewhere in these "Risk Factors."

As a result of these factors, you may not be able to resell your shares of our common stock at or above the initial offering price. In addition, the stock market often experiences extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of a particular company. These broad market fluctuations and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Keane Investor and our Sponsor control us and may have conflicts of interest with other stockholders in the future.

After the completion of this offering, and assuming an offering of 15,300,000 shares by us and 1,400,000 shares by the selling stockholder, Keane Investor will indirectly control approximately 84% of our common stock (or 81% of our common stock assuming the underwriters exercise in full their over-allotment option to purchase additional shares from the selling stockholder). As a result, Keane Investor will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Seven of our 11 directors are employees of, appointees of, or advisors to, members of Cerberus, as described under "Management." Cerberus, through Keane Investor, will also have sufficient voting power to amend our organizational documents. The interests of Cerberus may not coincide with the interests of other holders of our

Board of Directors individuals designated by Keane Investor upon the closing of the IPO-Related Transactions. Pursuant to a limited liability company agreement entered into by Cerberus and certain other entities and individuals who agreed to co-invest with Cerberus through Keane Investor (the "Keane Investor LLC Agreement"), such appointees shall be selected by Keane Investor's board of managers so long as Keane Group, Inc. is a controlled company under the applicable rules of the NYSE . See "Certain Relationships and Related Party Transactions—Keane Investor Limited Liability Company Agreement."

The Stockholders' Agreement will provide that, except as otherwise required by applicable law, from the date on which (a) Keane Group, Inc. is no longer a controlled company under the applicable rules of the NYSE but prior to the 35% Trigger Date, Keane Investor will have the right to designate a number of individuals who satisfy the Director Requirements (as defined herein) equal to one director fewer than 50% of our board of directors at any time and shall cause its directors appointed to our board of directors to vote in favor of maintaining an 11-person board of directors unless the management board of Keane Investor otherwise agrees by the affirmative vote of 80% of the management board of Keane Investor; (b) a Holder (as defined herein) has beneficial ownership of at least 20% but less than 35% of our outstanding common stock, the Holder will have the right to designate a number of individuals who satisfy the Director Requirements equal to the greater of three or 25% of the size of our board of directors at any time (rounded up to the next whole number); (c) a Holder has beneficial ownership of at least 15% but less than 20% of our outstanding common stock, the Holder will have the right to designate the greater of two or 15% of the size of our board of directors at any time (rounded up to the next whole number); and (d) a Holder has beneficial ownership of at least 10% but less than 15% of our outstanding common stock, it will have the right to designate one individual who satisfies the Director Requirements. The ability of Keane Investor or a Holder to appoint one or more directors could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Our certificate of incorporation and bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our certificate of incorporation or our bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, prospects or results of operations.

If a substantial number of shares becomes available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our Existing Owners sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease. The perception in the public market that our Existing Owners might sell shares of common stock could also create a perceived overhang and depress our market price. Upon completion of this offering, we will have 102,728,019 shares of common stock outstanding of which 85,929,951 shares will be held by our Existing Owners through our current stockholder, Keane Investor (assuming that the underwriters' over-allotment option to purchase additional shares from the selling stockholder is not exercised). Prior to this offering, we and our Existing Owners will have agreed with the underwriters to a "lock-up" period, meaning that such parties may not, subject to certain exceptions, sell any of their existing shares of our common stock without the prior written consent of representatives of the underwriters for at least 180 days after the date of this prospectus. Pursuant to this agreement, among other exceptions, we may enter into an agreement providing for the issuance of our common stock in connection with the acquisition, merger or joint venture with another publicly traded entity during the 180-day restricted period after the date of this prospectus. In addition, all of our Existing Owners will be subject to the holding period requirement of Rule 144 under the Securities Act ("Rule 144"), as described in "Shares Eligible for Future Sale." When the lock-up agreements expire, these shares will become eligible for sale, in some cases subject to the requirements of Rule 144.

In addition, our Existing Owners, through Keane Investor, will have substantial demand and incidental registration rights, as described in "Certain Relationships and Related Party Transactions—Stockholders' Agreement." The market price for shares of our common stock may drop when the restrictions on resale by our Existing Owners lapse.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Equity and Incentive Award Plan (the "Incentive Plan"). Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 7.5% of the shares of our common stock that will be outstanding upon the consummation of this offering. A decline in the market price of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common shares, the market price of our common stock could decline.

The trading market for our common shares likely will be influenced by the research and reports that equity and debt research analysts publish about the industry, us and our business. The market price of our common stock could decline if one or more securities analysts downgrade our shares or if those analysts issue a sell recommendation or other unfavorable commentary or cease publishing reports about us or our business. If one or more of the analysts who elect to cover us downgrade our shares, the market price of our common stock would likely decline.

Because we do not intend to pay dividends for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not intend to pay dividends for the foreseeable future, and our stockholders will not be guaranteed, or have contractual or other rights, to receive dividends. Our board of directors may, in its discretion, modify or repeal our dividend policy. The declaration and payment of dividends depends on various factors, including: our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

In addition, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments. Our subsidiaries' ability to pay dividends is restricted by agreements governing their debt instruments, and may be restricted by agreements governing any of our subsidiaries' future indebtedness. Furthermore, our subsidiaries are permitted under the terms of their debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. See "Description of Indebtedness."

Under the DGCL, our board of directors may not authorize payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the DGCL, or if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

Our existing stockholders have paid substantially less than the initial public offering price of our common stock. The initial public offering price of our common stock will be substantially higher than the tangible book value per share of our outstanding common stock. Assuming an initial public offering price of $18.00 per share, the midpoint of the range on the cover of this prospectus, purchasers of our common stock will effectively incur dilution of $14.91 per share in the net tangible book value of their purchased shares. The shares of our common stock owned by existing stockholders will receive a material increase in the net tangible book value per share. You may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in the event of a liquidation. See "Dilution."

You may be diluted by the future issuance of additional common stock in connection with our equity incentive plans, acquisitions or otherwise.

After this offering, we will have 397,271,981 shares of common stock authorized but unissued under our certificate of incorporation. We will be authorized to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for consideration and on terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved up to 7.5% of the shares of our common stock that will be outstanding upon the consummation of this offering for future awards that may be issued under our Incentive Plan. See "Executive Compensation— Incentive Plans" and "Shares Eligible for Future Sale—Incentive Plans." Any common stock that we issue, including under our Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

In the future, we may also issue our securities, including shares of our common stock, in connection with investments or acquisitions. We regularly evaluate potential acquisition opportunities, including ones that would be significant to us, and we are currently participating in processes regarding several potential acquisition opportunities, including ones that would be significant to us. We cannot predict the timing of any contemplated transactions, and none are currently probable, but any pending transaction could be entered into as soon as shortly after the closing of this offering. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future operating results and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements. Our forward-looking statements are generally accompanied by words such as "may," "should," "expect," "believe," "plan," "anticipate," "could," "intend," "target," "goal," "project," "contemplate," "believe," "estimate," "predict," "potential," or "continue" or the negative of these terms or other similar expressions. Any forward-looking statements contained in this prospectus speak only as of the date on which we make them and are based upon our historical performance and on current plans, estimates and expectations. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

- the competitive nature of the industry in which we conduct our business;
- general business and economic conditions;
- crude oil and natural gas commodity prices;
- demand for services in our industry;
- our ability to successfully integrate the Acquired Trican Operations;
- business strategy;
- pricing pressures and competitive factors;
- the effect of a loss of, or financial distress of, one or more key customers;
- our ability to obtain or renew customer contracts;
- the effect of a loss of, or interruption in operations of, one or more key suppliers;
- the market price and availability of materials or equipment;
- increased costs as the result of being a public company;
- planned acquisitions and future capital expenditures;
- technology;
- financial strategy, liquidity, capital required for our ongoing operations and acquisitions, and our ability raise additional capital;
- our ability to service our debt obligations;
- ability to obtain permits, approvals and authorizations from governmental and third parties, and the effects of government regulation;
- dividends;
- the Anticipated Refinancing Transactions;
- our preliminary results for the three-months ended December 31, 2016;
- future operating results; and
- plans, objectives, expectations and intentions.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations

USE OF PROCEEDS

We will receive net proceeds from the sale of our common stock of approximately $250.4 million, assuming that the common stock is offered at $18.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and approximately $5.5 million of our estimated expenses related to this offering (or approximately $247.4 million if the underwriters exercise their over-allotment option to purchase additional shares from the selling stockholder in full). A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $14.2 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming that the underwriters' over-allotment option to purchase additional shares is not exercised and no other change to the number of shares offered by us as set forth on the cover page of this prospectus.

We will not receive any proceeds from the sale of shares by the selling stockholder, including pursuant to any exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock from the selling stockholder, but we will be required to pay the underwriting discounts and commissions associated with such sales of shares. Pursuant to an over-allotment option, the selling stockholder has offered to sell up to 2,505,000 shares of our common stock in this offering.

We intend to use the net proceeds from this offering to repay our Existing Term Loan Facility, repay approximately $50 million of our Notes and to pay fees and expenses related to this offering. We intend to use any remaining proceeds for general corporate purposes, which may include the repayment of indebtedness, capital expenditures, working capital and potential acquisitions and strategic transactions.

The principal amount outstanding under the Existing Term Loan Facility currently bears interest, at our option, at a rate per annum equal to either (a) the base rate plus 6.00% or (b) LIBOR (subject to a 1.50% floor for any portion of the term loan subject to an interest period of three or six months) plus 7.00%. The final maturity date of the Existing Term Loan Facility is the earlier to occur of (a) March 16, 2021 and (b) to the extent the obligations under the NPA (as defined herein) mature on or prior to March 16, 2021, the date that is 91 days prior to the earlier of (i) March 16, 2021 and (ii) the date of the maturity of the obligations under the NPA. Proceeds from the Existing Term Loan Facility were used to partially finance the Trican transaction.

The Notes bear interest at a rate per annum equal to 12.00%. The Notes mature on August 8, 2019. The proceeds from the 2014 issuance of the Notes were used to refinance existing indebtedness and fund additional investment in hydraulic fracturing and wireline equipment.

Affiliates of Guggenheim Securities, LLC are holders of the Notes and may receive a portion of the proceeds from this offering that are used to repay the Notes.

IPO-RELATED TRANSACTIONS AND ORGANIZATIONAL STRUCTURE

Our business is currently conducted through our operating subsidiaries, which are wholly-owned by Keane. The equity interests of Keane immediately prior to the IPO-Related Transactions were owned (directly and indirectly) by our Existing Owners and our independent directors.

Keane Group, Inc. is a newly formed entity, formed for the purpose of effecting the IPO-Related Transactions and this offering, and has engaged in no business or activities other than in connection with the IPO-Related Transactions and this offering.

In order to effectuate this offering, we expect to effect the following series of transactions prior to and/or concurrently with the closing of this offering, which will result in a reorganization of our business so that it is owned by Keane Group, Inc. (the "IPO-Related Transactions"):

- our Existing Owners will contribute all of their direct and indirect equity interests in Keane to Keane Investor;
- Keane Investor will contribute all of its equity interests in Keane to Keane Group, Inc. in exchange for common stock of Keane Group, Inc.; and
- our independent directors will receive grants of restricted stock of Keane Group, Inc. in substitution for their interests in Keane.

As a result of the IPO-Related Transactions and this offering, (i) Keane Group, Inc., the issuer of common stock in this offering, will be a holding company with no material assets other than its ownership of Keane and its subsidiaries, (ii) an aggregate of 86,028,019 shares of our common stock will be owned by Keane Investor (assuming that the underwriters' over-allotment option to purchase additional shares from the selling stockholder is not exercised) and our independent directors, and Keane Investor will enter the Stockholders' Agreement with Keane Group, Inc., (iii) our Existing Owners will become holders of equity interests in our controlling stockholder, Keane Investor (and holders of our Class B and Class C Units will become holders of Class B and Class C Units in Keane Investor) and (iv) the capital stock of Keane Group, Inc. will consist of (y) common stock, entitled to one vote per share on all matters submitted to a vote of stockholders and (z) undesignated and unissued preferred stock. See the section of this prospectus entitled "Description of Capital Stock" for additional information. Investors in this offering will only receive, and this prospectus only describes the offering of, shares of common stock of Keane Group, Inc.

The following charts summarize our ownership structure (i) prior to the IPO-Related Transactions and (ii) after giving effect to the IPO-Related Transactions and this offering (assuming that the underwriters' over-allotment option to purchase shares from the selling stockholder is not exercised) and excluding the 98,068 shares of restricted stock held by our independent directors.

Ownership Structure Prior to the IPO-Related Transactions



Ownership Structure After Giving Effect to the IPO-Related Transactions



CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016:

• on an actual basis; and

• on a pro forma basis to reflect the IPO-Related Transactions and the completion of this offering and the application of the estimated net proceeds from this offering, as described in "Use of Proceeds."

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with "Selected Historical Financial Information of Keane" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Keane" and our consolidated financial statements and related notes included elsewhere in this prospectus.

| | As of September 30, 2016 | |
	Actual	Pro Forma(2)
	(dollars in millions)	
Cash and cash equivalents	$ 62.4	$ 147.3
Debt, including current maturities		
Existing ABL Facility(1)	$ —	$ —
Existing Term Loan Facility(1)	98.8	—
Notes(1)	190.0	140.0
Capital leases	8.9	8.9
Total Debt	$ 297.7	$ 148.9
Stockholders' equity:		
Common stock, $0.01 par value; no shares authorized, no shares issued and outstanding on an actual basis; 500,000,000 shares authorized, 102,728,019 shares issued and outstanding on a pro forma basis	—	1.0
Additional paid-in capital	—	703.0
Members' investment	453.7	—
Accumulated other comprehensive (loss)	(3.3)	(3.3)
Retained earnings (deficit)	(250.2)	(278.1)
Total stockholders' equity	$ 200.2	$ 422.6
Total capitalization	$ 497.9	$ 571.5

---

(1) Our Existing ABL Facility, Existing Term Loan Facility and our Notes and the related interest expense, debt issuance costs, debt discount costs and the amortization expense on the debt issuance and debt discount costs are reflected in our financial statements. Please refer to "Note 7—Long-Term Debt" to our unaudited financial statements for the nine months ended September 30, 2016 for further information.

(2) A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) additional paid-in capital by approximately $14.2 million and increase (decrease) total stockholders' equity by approximately $14.2 million, assuming that the underwriters' over-allotment option to purchase additional shares is not exercised and assuming the number of shares offered by the selling stockholder, as set forth on the cover page of this prospectus, remained the same and after deducting the underwriting discount and estimated offering expenses payable by us. A one million share increase (decrease) in the number of shares offered by the selling stockholder, as set forth on the cover of this prospectus, would decrease (increase) additional paid-in capital by approximately $1.2 million and would decrease (increase) total stockholders' equity by approximately $1.2 million, assuming that the underwriters' over-allotment option to purchase shares from the selling stockholder is not exercised and assuming the initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus) remained the same and after deducting the underwriting discount and estimated offering expenses payable by us.

DILUTION

Purchasers of the common stock in this offering will suffer an immediate dilution. Dilution is the amount by which the price paid by the purchasers of common stock in this offering will exceed the net tangible book value per share of common stock immediately after this offering.

Our historical net tangible book value at September 30, 2016 was $83.4 million, or $0.95 per share of common stock. Net tangible book value per share represents our total assets, excluding goodwill, intangibles, net, and deferred financing costs of $1.6 million included in other assets (related to our asset based loan facilities), less total liabilities, excluding deferred financing costs of $19.1 million included as a reduction of long-term debt, divided by the number of shares of common stock outstanding as of September 30, 2016.

After giving effect to the IPO-Related Transactions and the completion of this offering, assuming an initial public offering price of $18.00 per share, the midpoint of the range on the cover of this prospectus, and the application of the net proceeds therefrom as described in this prospectus, our net tangible book value as of September 30, 2016 would have been $317.1 million, or $3.09 per share of common stock. This represents an immediate increase in net tangible book value to existing stockholders of $2.13 per share of common stock and an immediate dilution to new investors of $14.91 per share of common stock. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$18.00
Historical net tangible book value per share as of September 30, 2016(1)	$ 0.95
Increase in net tangible book value per share to existing investors attributable to investors in this offering	$ 2.13
Pro forma net tangible book value per share after this offering	$ 3.09
Dilution per share to new investors	$14.91

(1) Based on the historical book value of the company as of September 30, 2016 divided by the number of shares of common stock expected to be issued in the IPO-Related Transactions but before giving effect to this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $0.14 and increase (decrease) the dilution to new investors in this offering by $0.86 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the pro forma basis set forth above as of September 30, 2016, the difference between the total cash consideration paid and the average price per share paid by existing stockholders and the purchasers of common stock in this offering with respect to the number of shares of common stock purchased from us, before deducting estimated underwriting discounts, commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	86,028,019	84%	$220,000,000	42%	$ 2.56
Purchasers of common stock in this offering	16,700,000	16%	$300,600,000	58%	$18.00
Total	102,728,019	100.0%	$520,600,000	100.0%	$ 5.07

The tables above are based on 102,728,019 shares of common stock outstanding as of September 30, 2016 (assuming that the IPO-Related Transactions had taken place) and assume an initial public offering price of $18.00 per share, the midpoint of the range on the cover of this prospectus.

The tables above do not give effect to our reservation of up to 7.5% of the shares of our common stock that will be outstanding upon the consummation of this offering for issuance under our Incentive Plan. Any common stock that we issue, including under our Incentive Plan or other equity incentive plans that we may adopt in the future, would further dilute the percentage ownership held by the investors who purchase common stock in this offering. If the underwriters' over-allotment option to purchase additional shares from the selling stockholder is exercised in full, the number of shares held by existing stockholders will be decreased to 83,523,019, or approximately 81% of the total number of shares of our common stock, and the number of shares held by new investors will be increased to 19,205,000, or approximately 19% of the total number of shares of common stock.

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed combined and consolidated financial information presents Keane's unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016 and unaudited pro forma condensed combined and consolidated statement of operations for the year ended December 31, 2015, the nine months ended September 30, 2015 and the nine months ended September 30, 2016 based upon the consolidated historical financial statements of Keane, after giving effect to the following transactions (collectively, the "Transactions"):

- our acquisition of the Acquired Trican Operations and the transactions related thereto;

- the IPO-Related Transactions; and

- the issuance and sale of 16,700,000 shares of common stock in this offering and the application of $250.4 million of the net proceeds received by us from the sale of 15,300,000 of such shares to repay certain existing debt and to pay fees and expenses related to this offering, as described in "Use of Proceeds."

The unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016 gives pro forma effect to the IPO-Related Transactions and this offering and the related use of proceeds as if such transactions had occurred on September 30, 2016. The unaudited pro forma condensed combined and consolidated statement of operations for the year ended December 31, 2015, the nine months ended September 30, 2015 and the nine months ended September 30, 2016 gives pro forma effect to our acquisition of the Acquired Trican Operations and the transactions related thereto, the IPO-Related Transactions and this offering and the related use of proceeds as if such transactions had occurred on January 1, 2015.

The unaudited pro forma condensed combined and consolidated statements of operations for the year ended December 31, 2015, the nine months ended September 30, 2016 and the nine months ended September 30, 2015 are based on the historical financial statements of Keane and Trican U.S.

The unaudited pro forma condensed combined and consolidated financial information is prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma condensed combined and consolidated financial information. The unaudited pro forma condensed combined and consolidated financial information includes adjustments that give effect to events that are directly attributable to the Transactions described above, are factually supportable and, with respect to our statement of operations, are expected to have a continuing impact. The unaudited pro forma statement of continuing operations shows the impact on the consolidated statement of operations under the acquisition method of accounting in accordance with Accounting Standards Codification 805, *Business Combinations*.

The unaudited pro forma condensed combined and consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future results of the company. The unaudited pro forma condensed combined and consolidated financial information also does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the acquisition of the Acquired Trican Operations or any integration costs that do not have a continuing impact.

The unaudited pro forma condensed combined and consolidated financial information should be read in conjunction with the consolidated financial statements of Keane and the consolidated financial statements of Trican U.S. included elsewhere in this prospectus.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2016
(IN THOUSANDS)

	Historical	Pro Forma						
	Keane	Adjustments for IPO-Related Transactions (3)		Adjustments for Offering (4)		Combined
Assets						
Current assets:						
Cash and cash equivalents	$ 62,383	$ —		$ 84,950	4(a)	$147,333
Accounts receivable	55,453	—		—		55,453
Inventories	13,781	—		—		13,781
Prepaid and other current assets	11,629	—		—		11,629
Total Current assets	143,246	—		84,950		228,196
Property and equipment, net	306,641	—		—		306,641
Goodwill	50,478	—		—		50,478
Intangible assets	45,585	—		—		45,585
Other noncurrent assets	2,409	—		—		2,409
Total assets	$ 548,359	$ —		$ 84,950		$633,309
Liabilities and Members' Equity						
Current liabilities:						
Accounts payable	$ 27,784	$ —		$ —		$ 27,784
Accrued expenses	32,928	—		—		32,928
Current maturities of capital lease obligations	2,655	—		—		2,655
Current maturities of long-term debt	842	—		2	4(b)	844
Other current liabilities	4,407	—		—		4,407
Total current liabilities	68,616	—		2		68,618
Capital lease obligations, less current maturities	6,216	—		—		6,216
Long-term debt, less current maturities	268,771	—		(137,574)	4(b)	131,197
Debt—related party	—	—		—		—
Other noncurrent liabilities	4,615	—		—		4,615
Total noncurrent liabilities	279,602	—		(137,574)		142,028
Total liabilities	348,218	—		(137,572)		210,646
Members' equity						
Members' equity	453,651	(453,651)	3(a)	—		—
Additional paid in capital	—	453,651	3(a)	250,361	4(c)	704,012
Retained earnings (deficit)	(250,239)	—		(27,839)	4(d)	(278,078)
Accumulated other comprehensive (loss)	(3,271)	—		—		(3,271)
Total members' equity	200,141	—		222,522		422,663
Total liabilities and members' equity	$ 548,359	$ —		$ 84,950		$633,309

See notes to unaudited pro forma condensed combined and consolidated financial information.

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

3. Pro Forma Adjustments for IPO-Related Transactions

a. Equity

As part of the IPO-Related Transactions, all of our operating subsidiaries will become subsidiaries of Keane Group, Inc., a Delaware corporation. The pro forma adjustments to members' equity and additional paid in capital represent the creation of paid in capital upon the corporate reorganization and the elimination of the historical members' equity.

b. Provision for income taxes

As part of the IPO-Related Transactions, all of our operating subsidiaries will become subsidiaries of Keane Group, Inc., a Delaware corporation, and as a result all of our operations will be taxable as part of a consolidated group for federal income tax purposes. The pro forma adjustment to Income tax (benefit) expense is derived by applying a combined federal and state statutory tax rate of 37.43% to the pro forma pre-tax earnings of the company, which assumes that all of the Keane Group, Inc. entities are taxable as a group for federal and state income tax purposes.

4. Pro Forma for Offering

a. Cash

The pro forma adjustment to cash and cash equivalents represents the net cash used to consummate the repayment of the Existing Term Loan Facility and the partial repayment of the Notes in connection with this offering.

	September 30, 2016
Cash proceeds from the offering net of offering costs	$250,361
Total anticipated cash proceeds	$250,361
Cash used to pay down the Existing Term Loan Facility	$ 98,750
Cash used to pay down the Notes	$ 50,000
Cash used for prepayment penalties	16,661
Total anticipated cash uses	$165,411
Net pro forma cash adjustment	$ 84,950

b. Debt

The pro forma adjustments to current maturities of long-term debt and long-term debt, less current maturities represents the repayment of the Existing Term Loan Facility and the partial repayment of the Notes with the proceeds from the offering, net of debt issue costs and original issue discount that will be written off in connection with the repayments.

c. Additional Paid-in Capital

The pro forma adjustment to common stock represents the issuance of common stock in this offering, net of estimated underwriting discounts and commissions.

d. Retained Earnings

The pro forma adjustment to retained earnings represents the write-off of debt issue costs and original issue discount costs of $11.2 million and prepayment penalty of $16.6 million incurred in connection with the repayment of the Existing Term Loan Facility and the partial repayment of the Notes.

e. Interest expense

Represents the adjustment to historical and pro forma interest expense and amortization of original issue discount and debt issue costs due to the repayment of the Existing Term Loan Facility and the partial repayment of the Notes.

Interest expense, net.   Interest expense, net of interest income, increased by $13.0 million, to $23.5 million in 2015 from $10.5 million in 2014. This increase was attributable to additional interest expense due to the issuance of the Notes, which were issued in August and September 2014, amortization of the related debt financing costs and interest on the Shareholder Loan (as defined herein) and new capital leases entered into in November of 2014.

Net income (loss).   Net loss was $64.6 million for the year ended December 31, 2015 as compared with net loss of $45.6 million for the same period in 2015. The increase in net loss is due to the changes in revenues and expenses discussed above.

Liquidity and Capital Resources

Historically, we have met our liquidity needs principally from cash flows from operating activities, borrowings under bank credit agreements and other debt offerings. During 2015 our primary source of cash was cash flows from operating activities. For the nine month period ended September 30, 2016, our primary sources of cash were the loans under our Existing Term Loan Facility. In addition, in March 2016 we received an equity contribution of $200.0 million from our shareholders to partially fund our acquisition of the Acquired Trican Operations and for working capital. Our principal uses of cash are to fund capital expenditures, acquisitions and to service our outstanding debt.

At September 30, 2016, we had $62.4 million of cash and $33.5 million of availability under our Existing ABL Facility, which resulted in a total liquidity position of $95.9 million.

Our ability to satisfy our liquidity requirements depends on our future operating performance, which is affected by prevailing economic conditions, market conditions in the E&P industry, availability and cost of raw materials, and financial and business and other factors, many of which are beyond our control.

We believe that our existing cash position, cash generated through operations and our financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for the next 12 months.

We have had preliminary discussions with potential lenders, financial intermediaries and advisors and following the consummation of this offering, subject to market conditions, we intend to enter into new financing facilities, consisting of a new asset-based revolving facility and a new term loan facility. If we enter into the New Credit Facilities, we intend to use the proceeds thereof to repay all amounts outstanding under, and to terminate, the Existing ABL Facility and our Notes under the NPA. The Anticipated Refinancing Transactions are expected to extend the weighted average maturity of our indebtedness and provide us with more flexibility to pursue various transactions than we have under the restrictive covenants in our existing indebtedness. The terms of the Anticipated Refinancing Transactions may be adversely affected by economic, market, geopolitical and other conditions prevailing at the time we propose to consummate such transactions, most of which are beyond our control. There can be no assurance that we will be able to complete the Anticipated Refinancing Transactions on terms favorable to us, or at all. This offering is not contingent upon our entering into the New Credit Facilities, and there can be no assurance that we will enter into the New Credit Facilities and terminate the Existing ABL Facility and NPA following the consummation of this offering, or at all, and we may elect not to proceed with the Anticipated Refinancing. See "Description of Indebtedness—Anticipated Refinancing Facilities" and "Risk Factors—Risks Relating to Our Indebtedness—We may be unable to complete the Anticipated Refinancing Transactions, or we may decide not to pursue the Anticipated Refinancing Transactions.

extinguishment of capital leases of $48.2 million and payment of $9.5 million in connection with the UTFS Acquisition. In 2015, net cash used in financing activities was primarily related to $5.0 million of principal payments on the Notes and a final contingent consideration payment of $2.5 million made in February 2015 in connection with the UFTS Acquisition.

Capital Expenditures

The nature of our capital expenditures is comprised of a base level of investment required to support our current operations and amounts related to growth and company initiatives. Capital expenditures for growth and company initiatives are discretionary. We currently estimate that our capital expenditures for the last quarter of 2016 will range from $12 million to $15 million and that our capital expenditures for 2017 will range from $40 million to $50 million. We continuously evaluate our capital expenditures and the amount we ultimately spend will depend on a number of factors including expected industry activity levels and company initiatives.

Contractual Commitments and Obligations

In the normal course of business, we enter into various contractual obligations that impact or could impact our liquidity. The table below contains our known contractual commitments at September 30, 2016.

($ in thousands) Contractual obligations	Total	Less than 1 Year	1-3 Years	3-5 Years
Long-term debt, including current portion(1)	$288,750	$ 5,625	$191,875	$ 91,250
Estimated interest payments(2)	89,436	19,673	55,175	14,588
Capital lease obligations(3)	9,534	3,013	5,352	1,169
Operating lease obligations(4)	28,148	9,059	14,104	3,792
Purchase commitments(5)	108,440	16,781	58,604	30,909
	$524,308	$54,151	$325,110	$141,708

(1) Long-term debt excludes interest payments on each obligation and represents our obligations under our Notes and Existing Term Loan Facility.
(2) Estimated interest payments are based on debt balances outstanding as of September 30, 2016. Interest rates used for variable rate debt are based on the prevailing current LIBOR rate.
(3) Capital lease obligations consist of obligations on our capital leases of hydraulic fracturing equipment with CIT Finance LLC and light weight vehicles with ARI Financial Services Inc.
(4) Operating lease obligations are related to our real estate and rail cars.
(5) Purchase commitments primarily relate to our agreements with vendors for sand purchases. The purchase commitments to sand suppliers represent our annual obligations to purchase a minimum amount of sand from vendors. If the minimum purchase requirement is not met, the shortfall at the end of the year is settled in cash or, in some cases, carried forward to the next year.

Off-Balance Sheet Arrangements

Except for our normal operating leases, we do not have any off-balance sheet financing arrangements, transactions or special purpose entities.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements and related notes to the consolidated financial statements included elsewhere in this offering memorandum requires us to make estimates that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

We believe our direct line of communication with our customers at the senior management level as well as with key operational managers in the field provides us with the ability to address issues quickly and efficiently and is highly valued by our customers. In November 2016, we received Shell Global Solutions International's annual Well Services Performance Award in recognition of our Permian Basin team's exceptional 2016 performance and customer service in hydraulic fracturing and wireline services.

In connection with the Trican transaction, we acquired our Engineered Solutions Center, which we believe provides value-added capabilities to both our new and existing customers. We believe our Engineered Solutions Center enables us to support our customers' technical specifications with a focus on reducing costs and increasing production. As pressure pumping complexity increases and the need for comprehensive, solution-driven approaches grows, our Engineered Solutions Center is able to meet our customers' business objectives cost-effectively by offering flexible design solutions that package our services with new and existing product offerings. Our Engineered Solutions Center is focused on providing (1) economical and effective fracture designs, (2) enhanced fracture stimulation methods, (3) next-generation fluids and technologically advanced diverting agents, such as MVP Frac™ and TriVert™, which we received the right to use as part of the Trican transaction, (4) dust control technologies and (5) customized solutions to individual customer and reservoir requirements.

Track Record of Providing Safe and Reliable Solutions.

Safety is our highest priority, and we believe we are among the safest service providers in the industry. For example, we achieved a TRIR, which we believe is a reliable measure of safety performance, that is less than half of the industry average from 2013 to 2015. We believe we have an industry leading behavior-based safety program to ensure each employee understands the importance of safety. Depending on job requirements, each new employee goes through a rigorous on-boarding and training program, is assigned a dedicated mentor, is routinely subject to our "Fit for Duty" verification program and periodically attends safety and technical certification programs. Our customers seek to protect their field employees, contractors and communities in which they serve as well as minimize the risk of disproportionately high costs that can result from an HSE incident. As a result, our customers demand robust HSE programs from their service providers and view safety records as a key criterion for vendor selection. We believe our safety and training record creates a competitive advantage by enhancing our ability to develop long-term relationships with our customers, allowing us to qualify to tender bids on more projects than many of our competitors and enabling us to attract and retain employees.

Modern, High-Quality Asset Base and Robust Maintenance Program.

We have invested in modern equipment, including dual-fuel fracturing pumps, Tier IV engines, stainless steel fluid ends, dry friction reducer and dry guar, to enhance our efficiency and safety. In addition, our high-quality, heavy-duty hydraulic fracturing and wireline fleets reduce operational downtime and maintenance costs while enhancing our ability to provide reliable, safe and consistent service to our customers. We have approximately 944,250 total hydraulic horsepower and can deploy up to 23 hydraulic fracturing fleets. We had 13 hydraulic fracturing fleets and eight wireline trucks deployed as of November 30, 2016. We believe we have a robust preventative maintenance program for both our active and inactive fleets which allows us to respond to customer demand in a timely, safe and cost-efficient manner, and we continue to invest in and stock critical parts and components.

Since April 1, 2016, we have deployed 5 hydraulic fracturing fleets to service customers at a total cost to deploy of approximately $8 million. In addition, based on current pricing for component parts and labor, we believe our remaining inactive hydraulic fracturing fleets can be made operational at a cost of approximately $1.5 million per fleet. Based upon our recent deployment experience, we believe it takes approximately 45 days to activate and staff a single hydraulic fracturing fleet, allowing us to quickly and cost-effectively respond to an increase in customer demand. We also believe we can deploy each of our wireline trucks in less than 30 days at a nominal cost. Our conservative financial profile and continued investment in our assets and fleets should enable us to maintain an efficient operating cost structure as we begin to redeploy assets, ensuring our operators have safe, well-maintained equipment to service our customers.

Flexible Supply Chain Management Capabilities.

Our sophisticated logistics network is comprised of strategically-located field offices, proppant storage facilities and proprietary last-mile transportation solutions. We have a dedicated supply chain team that manages sourcing and logistics to ensure flexibility and continuity of supply in a cost-effective manner across all areas of operation. We maintain multi-year relationships with industry-leading suppliers of proppant and have contracted secure supply at pricing reflecting current market conditions for over 80% of our expected demand through 2020, based on existing job designs. We currently have a network of 1,050 modern railcars, which are being leased to us on a multi-year basis, and which provides us with valuable and flexible logistical support for our operations. Our logistics infrastructure also includes access to eight third-party unit train facilities, which improve railcar turn times and reduce transit costs, and approximately 50 transload facilities. In addition, we own over 120 pneumatic sand-hauling trucks for last-mile transportation to the well site, which gives us the ability to access and deliver proppant where and when needed. We believe our supply chain and logistics network provide us with a competitive advantage by allowing us to quickly respond during periods of increased demand for our services.

Strong Balance Sheet and Disciplined Use of Capital.

We believe our balance sheet strength represents a significant competitive advantage, allowing us to pro-actively maintain our fleet while also pursuing opportunistic initiatives to further grow and expand our base business with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result, we intend to continue to maintain a strong balance sheet.

We adjust our capital expenditures based on prevailing industry conditions, the availability of capital and other factors as needed. Throughout the industry downturn that began in 2014, we have prioritized continued investment in our robust maintenance program to ensure our fleet of equipment can be deployed efficiently as demand recovers. At September 30, 2016, we had $62.4 million and $147.3 million of cash on hand on an actual basis and on a pro forma basis after giving effect to the sale of our common stock and the use of net proceeds as described herein, respectively, and $33.5 million of availability under our Existing ABL Facility on both an actual and pro forma basis, providing us with the means to fund deployment of fleets and grow our operations. We intend to continue to prioritize maintenance, upgrades, refurbishments and acquisitions, in a disciplined and diligent manner, carefully evaluating these investments based on their ability to maintain or improve our competitive position and strengthen our financial profile while creating value for our shareholders.

Best-in-Class Management Team with Extensive Industry Experience.

The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the oilfield services industry. Our management team is led by our Chairman and Chief Executive Officer, James C. Stewart, who has over 30 years of industry experience. Each member of our management team brings significant leadership and operational experience with long tenures in the industry and respective careers at highly regarded companies, including Schlumberger Limited, Halliburton, Baker Hughes, Weatherford International and General Electric. The members of our executive management team provide us with valuable insight into our industry and a thorough understanding of customer requirements.

Our Strategy

Our principal business objective is to increase shareholder value by profitably growing our business while safely providing best-in-class completion services. We expect to achieve this objective through:

Efficiently Capitalizing on Industry Recovery.

Hydraulic fracturing represents the largest cost of completing a shale oil or gas well and is a mission-critical service required for the continued development of U.S. shale resources. Upon a recovery in demand for oilfield services in the U.S., the hydraulic fracturing sector is expected to have among the highest growth rates among oilfield service providers. Industry reports have forecasted that the North American onshore stimulation sector, which includes hydraulic fracturing, will increase at a CAGR, a measure of growth rate for selected points in time, of 10% from 2006 to 2020, and 30% from 2016 through 2020. As a well-capitalized provider operating in the most active unconventional oil and natural gas basins in the U.S., we believe that our business is well positioned to capitalize efficiently on an industry recovery. We have invested significant resources and capital to develop a market leading platform with demonstrated capabilities and technical skills that is well equipped to address increased demand from our customers. We believe that our rigorous preventative maintenance program provides us with a well-maintained hydraulic fracturing fleet and the ability to deploy inactive fleets efficiently. Based upon our recent experience and current pricing for components and labor, we believe it will take approximately 45 days to activate a single hydraulic fracturing fleet, allowing us to quickly and cost-effectively respond to an increase in customer demand at a cost of approximately $1.5 million per fleet. We also believe we can incrementally deploy each of our wireline trucks in less than 30 days at a nominal cost.

Developing and Expanding Relationships with Existing and New Customers.

We target well-capitalized customers that we believe will be long-term participants in the development of conventional and unconventional resources in the U.S., value safe and efficient operations, have the financial stability and flexibility to weather industry cycles and seek to develop a long-term relationship with us. We believe our high-quality fleets, diverse completion service offerings, engineering and technology solutions and geographic footprint with basin density in some of the most active basins position us well to expand and develop relationships with our existing and new customers. These qualities, combined with our past performance, have resulted in the renewal and new award of service contracts by our customers and by an expansion of the basins in which we operate for these customers. We believe these arrangements will provide us an attractive revenue stream while leaving us the ability to deploy our remaining fleets as industry demand and pricing continue to recover. We have invested in our sales organization, nearly tripling its headcount over the past two years. Together with our sales team, our Chief Executive Officer and our President and Chief Financial Officer are deeply involved with our commercial sales effort, fostering connectivity throughout a customer's organization to further develop the relationship. We believe this level of senior management engagement differentiates us from many of our larger integrated peers.

Continuing Our Industry Leading Safety Performance and Focus on the Environment.

We are committed to maintaining and improving the safety, reliability, efficiency and environmental impact of our operations, which we believe is key to attracting new customers and maintaining relationships with our current customers, regulators and the communities in which we operate. As a result of our strong emphasis on training and safety protocols, we have one of the best safety records and reputations in the industry which helps us to attract and retain employees. We have maintained a strong safety record even as our employee base increased by 137% over the past three years. From the beginning of 2013 to 2015, our TRIR and LTRI dropped by approximately 30% and 50%, respectively, and, for the year ended December 31, 2015, our TRIR and LTIR statistics were 0.50 and 0.12, respectively. We believe we are among the safest service providers in the industry. For example, we achieved a TRIR, which we believe is a reliable measure of safety performance, that is less than half of the industry average from 2013 to 2015. In addition, all of our field-based management are provided financial incentives to satisfy safety standards and customer expectations, which we believe motivates them to continually maintain a focus on quality and safety. We work diligently to meet or exceed applicable safety and environmental requirements from our customers and regulatory agencies, and we intend to continue to enhance our safety monitoring function as our business grows and operating conditions change. For example, we have made investments in more efficient engines and dual fuel kits to comply with customer requirements to reduce emissions and noise at the well site. In addition, we have also invested in spill prevention equipment and remediation systems and dust control technology, which we believe allows us to meet or exceed the latest OSHA requirements and standards. We have also deployed high-grade cameras to remotely monitor high-risk zones in our field operations, which we believe helps reduce safety risks to our employees. We believe that our commitment to maintaining a culture that prioritizes safety and the environment is critical to the long-term success and growth of our business.

Investing Further in Our Robust Maintenance Program.

We have in place a rigorous preventative maintenance program to continuously maintain our fleets, resulting in less downtime, reduced equipment failure in demanding conditions, lower operating costs and overall safer and more reliable operations. Due to our strong balance sheet, we have been able to sustain investment in maintenance, including preemptive purchases of key components and upgrades to our fleets throughout the downturn. We believe that the quality of our fleets and our maintenance program enhance our ability to both secure contracts with new customers and to service our existing customers reliably and efficiently. Our active fleet uptime is reinforced by preventive maintenance on our equipment, allowing us to minimize the negative impact to our customers from equipment failure. In addition, we continue to monitor advances in hydraulic fracturing and wireline technology and make strategic purchases to enhance our existing capabilities.

Maintaining a Conservative Balance Sheet to Preserve Operational and Strategic Flexibility.

We carefully manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial strength and flexibility provides us with the ability to execute our strategy through industry volatility and commodity price cycles, as evidenced by our recent completion of the Trican transaction and continued investment in our robust maintenance program. We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility. At September 30, 2016, we had $62.4 million and $147.3 million of cash on hand on an actual basis and on a pro forma basis after giving effect to the sale of our common stock and the use of net proceeds as described herein, respectively, and $33.5 million of availability under our Existing ABL Facility on both an actual and pro forma basis, providing us with the means to fund deployment of fleets and grow our operations.

Continued Evaluation of Consolidation Opportunities that Strengthen Capabilities and Create Value.

We believe that our ability to identify, execute and integrate acquisitions is a competitive advantage. Since 2011, we have completed three acquisitions that have diversified our geographic presence and service line capabilities. In April 2013, we acquired the wireline technologies division of Calmena Energy Services to expand our wireline operations capabilities in the U.S. In December 2013, we acquired the assets of Ultra Tech Frac Services to establish a presence in the Permian Basin. In March 2016, we completed the Trican transaction, creating a leading independent provider of hydraulic fracturing services in the United States. This acquisition added high quality equipment, provided increased scale in key operating basins, expanded our customer base and offered significant cost reduction opportunities. To date we have identified and implemented a plan to achieve over $80 million of annualized cost savings as a result of facility consolidations, head count rationalization and procurement savings. The Trican transaction also provided us access to proprietary technology and engineering capabilities that have enhanced our ability to provide integrated services solutions. We intend to continue to evaluate potential acquisitions on an opportunistic basis that would complement our existing service offerings or expand our geographic capabilities and allow us to earn an appropriate return on invested capital.

Our Industry

Our industry provides oilfield services to North American onshore oil and natural gas exploration and production companies. Demand for our industry's services is predominantly influenced by the completion of hydraulic fracturing stages in unconventional wells in North America, and is driven by several factors including

The first bonus was paid to the NEOs in June 2016 upon our achievement of over $66 million of demonstrated run-rate cost-out as outlined in our Trican underwriting plan. The second bonus payment will be made upon the consummation of this offering. The third bonus payment will be made if we generate at least $135 million of Adjusted EBITDA in Fiscal 2017 and will be paid following the completion of our 2017 audit.

Employment Agreements

During fiscal 2015, Messrs. Stewart, Powell and Debonis were parties to employment agreements with KGH Intermediate Holdco II, LLC, dated March 5, 2014, May 15, 2013 and May 11, 2011, respectively (the "Executive Employment Agreements"). The Executive Employment Agreements were subsequently amended and restated on March 14, 2016, effective upon the consummation of the Trican transaction on March 16, 2016. The Executive Employment Agreements were further amended and restated as of January 3, 2017, including to reflect that effective upon the consummation of this offering, each Executive Employment Agreement will be assigned to the company. The Executive Employment Agreements provide for an initial term that will expire on March 16, 2019, and thereafter automatically renew for additional one-year periods unless either party provides written notice at least 90 days prior to the end of the then term.

The following table sets forth the annual rate of base salary that each NEO is currently entitled to receive under the respective Executive Employment Agreement, in each case subject to the across-the-board 20% payroll reduction approved by the Compensation Committee on March 4, 2015 (the "Payroll Reduction Initiative"); the annual rate of base salary each NEO will be entitled to receive if and when the Payroll Reduction Initiative is rescinded effective on the effective date of the rescission (the "Rescission Date"); and the monthly retention payment each NEO is entitled to receive for each full calendar month following March 16, 2016 through the month prior to the month in which the Rescission Date occurs (the "Retention Payments"):

	Base Salary Prior to Rescission Date (prior to 20% reduction)	Base Salary following Rescission Date	Monthly Retention Payment Prior to Rescission Date
James C. Stewart	$800,000	$1,000,000	$13,333.33
Gregory L. Powell	$450,000	$ 800,000	$23,333.33
M. Paul DeBonis Jr.	$300,000	$ 350,000	$ 3,333.33

Each Executive Employment Agreement provides that the NEO is eligible for an annual bonus targeted at 100% of base salary for the applicable year. Prior to the Rescission Date, the annual bonus for Mr. Stewart will be calculated without regard to any reduction in base salary pursuant to the Payroll Reduction Initiative and the annual bonus for Mr. Powell will be equal to the sum of 100% of his base salary and the Retention Payment payable to him for the applicable year.

Each Executive Employment Agreement provides that upon the consummation of this offering, each NEO will be eligible for retention payments, the first on January 1, 2018 and the second on January 1, 2019 (the "Target Dates"), in the amounts set forth in the table below. Payment of each is subject to the NEO remaining employed through the applicable Target Date and complying with the restrictive covenants imposed on him under his Executive Employment Agreement. If we incur a change of control or if the NEO's employment is terminated by us without Cause or, in the case of Mr. Stewart or Mr. Powell, by him for Good Reason, the NEO will be paid any remaining retention payments on the applicable Target Date.

	Retention Payments	
	January 1, 2018	January 1, 2019
James C. Stewart	$1,975,706	$1,975,706
Gregory L. Powell	$1,646,422	$1,646,422
M. Paul DeBonis Jr.	$ 658,569	$ 658,569

For purposes of the Management Incentive Plan, "Cause" is as defined in a participant's employment agreement or award agreement, or if not so defined, generally means:

- indictment for a felony or any crime involving dishonesty, moral turpitude or theft;

- conduct in connection with employment duties or responsibilities that is fraudulent, unlawful or grossly negligent;

- willful misconduct;

- contravention of specific lawful directions related to a material duty or responsibility which is directed to be undertaken from the Board or the person to whom the participant reports;

- material breach of the participant's obligations under the Management Incentive Plan, an award agreement or any other agreement between the participant and the company and its subsidiaries;

- any acts of dishonesty by the participant resulting or intending to result in personal gain or enrichment at the expense of the company, its subsidiaries or affiliates; or

- failure to comply with a material policy of the company, its subsidiaries or affiliates.

Concurrently with the closing of this offering: (i) the NEOs and other participants in the Management Incentive Plan, except the independent directors discussed below, will contribute their outstanding Class B Interests to Keane Investor, (ii) Management LLC will assign the Management Incentive Plan to Keane Investor, and (iii) Keane Investor will issue to the participants Class B Units of Keane Investor under the same terms as the contributed Class B Interests.

Incentive Plans

Equity and Incentive Award Plan

On January 3, 2017, we adopted the Incentive Plan, although no awards will be made under it until the effective date of the registration statement of which this prospectus is a part. The principal features of the Incentive Plan are summarized below, but the summary is qualified in its entirety by reference to the Incentive Plan itself, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Securities Subject to the Incentive Plan. A maximum number of shares equal to the sum of 7.5% of the shares of our common stock that are outstanding as of the consummation of this offering plus the number of shares of restricted common stock granted to our independent directors in substitution for their interests in Keane may be issued or transferred pursuant to awards under the Incentive Plan. The number of shares of our common stock available under the Incentive Plan will be reduced by one share for each share issued under an award. The shares of our common stock covered by the Incentive Plan may be treasury shares, authorized but unissued shares or shares purchased in the open market.

In the event of any termination, expiration, lapse or forfeiture of an award, any shares subject to the award will again be made available for future grants under the Incentive Plan. Any shares of restricted stock repurchased by the company at the same price paid for such shares will be made available for issuance again under the Incentive Plan.

Eligibility. All of our employees, consultants, and directors, and employees and consultants of our affiliates, will be eligible to receive awards under the Incentive Plan.

Awards under the Incentive Plan. The Incentive Plan provides that the administrator may grant or issue stock options, which may be non-qualified stock options ("NQSOs") or, solely to eligible employees, incentive stock options designed to comply with the applicable provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), stock appreciation rights ("SARs"), restricted stock, restricted stock units, deferred stock, performance awards and stock payments, or any combination thereof. The terms and conditions of each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Award Limits. The Incentive Plan provides for a maximum aggregate amount of shares of common stock that may be granted to a participant in any calendar year subject to adjustment under certain circumstances in order to prevent the dilution or enlargement of the potential benefits intended to be made available under the Incentive Plan, as described below. In addition, the Incentive Plan provides for an annual award limit for performance awards that are payable solely in cash.

Vesting and Exercise of Awards. The applicable award agreement will contain the period during which the right to exercise the award in whole or in part vests, including the events or conditions upon which the vesting of an award may accelerate. No portion of an award which is not vested at the participant's termination of employment, termination of directorship or termination of consulting relationship, as applicable, will subsequently become vested, except as may be otherwise provided by the administrator either in the agreement relating to the award or by action following the grant of the award.

Transferability of Awards. Awards generally may not be sold, pledged, assigned or transferred in any manner other than by will or by the laws of descent and distribution or, subject to the consent of the administrator, pursuant to a domestic relations order, unless and until such award has been exercised, or the shares underlying such award have been issued, and all restrictions applicable to such shares have lapsed. Notwithstanding the foregoing, NQSOs may be transferred without consideration to certain family members and trusts with the administrator's consent. Awards may be exercised, during the lifetime of the participant, only by the participant or such permitted transferee.

Forfeiture and Claw-Back Provisions. In the event a participant (i) terminates service with the company prior to a specified date or within a specified time following receipt or exercise of the award, (ii) the company terminates the participant's service for "cause," or (iii) the participant engages in certain competitive activities with the company, the administrator has the right to require the participant to repay any proceeds, gains or other economic benefit actually or constructively received by the participant or to terminate the award. In addition, all awards (including any proceeds, gains or other economic benefit actually or constructively received by the participant) may be subject to the provisions of any claw-back policy implemented by the company, including, without limitation, any claw-back policy adopted to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Incentive Plan Benefits. Our independent directors may receive grants of an aggregate of 98,068 shares of restricted stock under the Incentive Plan in substitution for their interests in Keane. Other future benefits that will be received under the Incentive Plan by our current directors, executive officers and all eligible employees are not currently determinable.

Adjustments for Stock Splits, Recapitalizations, Mergers and Equity Restructurings. In the event of any recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off or other transaction that affects our common stock, the Incentive Plan will be equitably adjusted, including the number of available shares, in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Incentive Plan or with respect to any award.

Administration of the Incentive Plan. The compensation committee is the administrator of the Incentive Plan. Subject to certain limitations, the committee may delegate its authority to grant awards to one or more committees consisting of one or more members of the board of directors or one or more of our officers.

Amendment and Termination of the Incentive Plan. Our board of directors and the compensation committee may amend the Incentive Plan at any time, subject to stockholder approval to the extent required by applicable law or regulation or the listing standards of the market or stock exchange on which our common stock is at the time primarily traded.

Additionally, stockholder approval will be specifically required to increase the maximum number of shares of our common stock which may be issued under the Incentive Plan, change the eligibility requirements or decrease the exercise price of any outstanding option or stock appreciation right granted under the Incentive Plan. The board of directors and the compensation committee may amend the terms of any award theretofore granted, prospectively or retroactively, however, except as otherwise provided in the Incentive Plan, no such amendment will, without the consent of the participant, alter or impair any rights of the participant under such award without the consent of the participant unless the award itself otherwise expressly so provides.

Our board of directors and the compensation committee may suspend or terminate the Incentive Plan at any time. However, in no event may an award be granted pursuant to the Incentive Plan on or after the tenth anniversary of the effective date of the Incentive Plan.

Prohibition on Repricing. Except in connection with a corporate transaction involving the company (including, without limitation, any stock distribution, stock split, extraordinary cash distribution, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the administrator will not, without the approval of the stockholders, authorize the amendment of any outstanding award to reduce its price per share, including any amendment to reduce the exercise price per share of outstanding options or SARs.

Executive Incentive Bonus Plan

On January 3, 2017, we adopted an executive incentive bonus plan (the "Executive Incentive Bonus Plan"). The principal features of the Executive Incentive Bonus Plan are summarized below, but the summary is qualified in its entirety by reference to the Executive Incentive Bonus Plan itself, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Plan Administration. The Executive Incentive Bonus Plan is administered by our compensation committee or another committee appointed by our board of directors to administer the Executive Incentive Bonus Plan and composed of not less than two directors, each of whom for purposes of any award intended to qualify for the performance-based compensation exception to 162(m) of the Code is an "outside director" (within the meaning of Section 162(m) of the Code) (as applicable, the "Plan Committee"). The Plan Committee selects the officers or key executives who will be eligible to receive awards, establishes the award that may be earned by each participant and establishes the goals for each participant. The Plan Committee calculates and determines each participant's level of attainment of such goals, and calculates the bonus award for each participant based upon such level of attainment.

Eligibility. For each performance period, the Plan Committee will select the officers and key executives of the company and its subsidiaries and divisions who are eligible to participate in the Executive Incentive Bonus Plan.

General Description of the Executive Incentive Bonus Plan. Participants in the Executive Incentive Bonus Plan will be eligible to receive cash performance awards based on attainment by the company and/or a subsidiary, division or other operational unit of the company of specified performance goals to be established for each performance period by the Compensation Committee. The Executive Incentive Bonus Plan provides for a maximum amount of any bonus award intended to qualify for the performance-based compensation exception to Section 162(m) of the Code payable to a single participant for any performance period consisting of a 12-month period (including a fiscal or calendar year), which amount is reduced on a pro rata basis for any performance period of less than 12 months. Unless otherwise provided by the Plan Committee or set forth in a written agreement between the company and a participant, bonus awards are intended to constitute "short term deferrals" for purposes of Section 409A of the Code and will be paid within the applicable short-term deferral period under Section 409A of the Code. Payment of bonus awards will be made in the form of cash, our common stock or equity awards in respect of our common stock, which common stock or equity awards may be subject to additional vesting provisions as determined by the Plan Committee. Any shares of common stock or equity awards granted in satisfaction of a bonus award will be granted under the Incentive Plan. To be eligible to receive a payment of a bonus award with respect to a performance period, a participant must satisfy such employment requirements as may be imposed by the Plan Committee. In the event of a participant's death prior to the payment of a bonus award which has been earned, such payment will be made to the participant's designated beneficiary or, if there is none living, to the estate of the participant.

company. Subject to continued service with the company or its subsidiaries on each vesting date, the Series 2 Class B Interests will vest in equal installments on each of the first three anniversaries of the grant date, and will become fully vested upon a change in control. All unvested Series 2 Class B Interests will be forfeited upon a termination of service for any reason, except that upon a termination of service without Cause, (i) all unvested Series 2 Class B Interests that would have vested on the next vesting date following the termination will vest upon such termination and (ii) the remaining unvested Series 2 Class B Interests will remain outstanding for a period of 90 days following the termination date and will vest if a change in control occurs during such 90-day period. In the event of a termination for Cause, all vested Series 2 Class B Interests will be forfeited without the payment of consideration. Upon the consummation of this offering, each of our independent directors will receive grants of restricted stock under our Incentive Plan in substitution for the independent director's outstanding Series 2 Class B Interests. Such restricted stock will be subject to substantially the same vesting conditions as the Series 2 Class B Interests.

	Series 2 Class B Interests	Grant Date
Marc G. R. Edwards	2,941.18	October 1, 2016
Gary M. Halverson	1,764.71	October 1, 2016
Elmer D. Reed	1,764.71	October 1, 2016

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2016, after giving effect to the IPO-Related Transactions by:

- each person who is known by us to beneficially own 5% or more of our outstanding shares of capital stock;

- the selling stockholder;

- each member of our board of directors;

- each of our executive officers named in the Summary Compensation Table under "Executive Compensation"; and

- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. None of the persons listed in the following table owns any securities that are convertible into common stock at his or her option currently or within 60 days of our listing date on the NYSE. Unless otherwise indicated, the address for each 5% stockholder, director and executive officer listed below is c/o Keane Group, Inc., 2121 Sage Road, Houston, TX 77056.

Name of Beneficial Owner	Shares beneficially owned before offering	Shares beneficially owned after offering (assuming no exercise of underwriters' over-allotment option to purchase additional shares)	Shares beneficially owned after offering (assuming full exercise of underwriters' over-allotment option to purchase additional shares)	Percentage of shares beneficially owned (assuming no exercise of underwriters' over-allotment option to purchase additional shares)(1)		Percentage of shares beneficially owned (assuming full exercise of underwriters' over-allotment option to purchase additional shares)(1)	
	Number	Number	Number	Before Offering(2)	After Offering	Before Offering(2)	After Offering
5% Stockholder and Selling Stockholder:							
Keane Investor Holdings LLC(3)(4)	87,329,951	85,929,951	83,424,951	99.9%	83.6%	99.9%	81.2%
Directors:							
James C. Stewart	—	—	—	—	—	—	—
Lucas N. Batzer	—	—	—	—	—	—	—
Dale M. Dusterhoft	—	—	—	—	—	—	—
Marc G. R. Edwards	44,576	44,576	44,576	*	*	*	*
James E. Geisler	—	—	—	—	—	—	—
Lisa A. Gray	—	—	—	—	—	—	—
Gary M. Halverson	26,746	26,746	26,746	*	*	*	*
Shawn Keane	—	—	—	—	—	—	—
Elmer D. Reed	26,746	26,746	26,746	*	*	*	*
Lenard B. Tessler	—	—	—	—	—	—	—
Scott Wille	—	—	—	—	—	—	—
Named Executive Officers:							
Gregory L. Powell	—	—	—	—	—	—	—
M. Paul DeBonis Jr.	—	—	—	—	—	—	—
All directors and executive officers as a group(3) (16 persons)	*	*	*	*	*	*	*

* Represents less than 1%.

(1) Percentage of shares beneficially owned prior to the offering is based on 87,428,019 shares of our common stock outstanding as of our listing date on the NYSE after giving effect to the IPO-Related Transactions.

(2) All the issued and outstanding common stock of Keane Group, Inc. is held by Keane Investor and Messrs. Edwards, Halverson and Reed.

(3) Keane Investor is held by a private investor group, including affiliates of Cerberus, members of the Keane family, Trican Well Service, L.P. and certain current members of management. Messrs. Batzer, Geisler, Tessler, Wille and Ms. Gray are affiliated with Cerberus. Affiliates of Cerberus have indirect economic interests in 65,595,006 shares, or 76.3% of our outstanding common stock prior to this offering and 63.9% upon the completion of this offering (assuming the underwriter's over-allotment option to purchase additional shares from the selling stockholder is not exercised), calculated based on Cerberus' Class A interests in Keane Investor. Mr. Dusterhoft is Chief Executive Officer and a director of Trican Well Service, L.P., which has, through its ownership of Class A Units in Keane Investor, indirect economic interests in 8,592,995 shares, or 10.0% of our outstanding common stock prior to this offering and 8.4% upon the completion of this offering (assuming the underwriter's over-allotment option to purchase additional shares from the selling stockholder is not exercised). Shawn Keane is affiliated with several of the Keane Parties that own Class A Units in Keane Investor and which, collectively, have indirect economic interests in 11,741,950 shares, or 13.7% of our outstanding common stock prior to this offering and 11.4% upon the completion of this offering (assuming the underwriter's over-allotment option to purchase additional shares from the selling stockholder is not exercised). Upon completion of this offering, several members of our management, including Messrs. Stewart, Powell and DeBonis and 2 additional officers, will hold 83,529 Class B Units in Keane Investor. As a result, such individuals will be entitled to certain cash distributions from Keane Investor following the distribution of $468 million to holders of Class A Units in Keane Investor. Trican Well Service, L.P. also holds Class C Units in Keane Investor that entitle Trican to certain cash distributions from Keane Investor following certain distributions to the holders of Class A Units and Class B Units. See "Certain Relationships and Related Party Transactions."

(4) The address for Keane Investor Holdings LLC and Messrs. Batzer, Geisler, Tessler, Wille and Ms. Gray is c/o Cerberus Capital Management, L.P., 875 Third Avenue, New York, New York 10022.

DESCRIPTION OF CAPITAL STOCK

The following summarizes the most important terms of our common stock and related provisions of the certificate of incorporation and our bylaws that will be in effect upon the closing of the IPO-Related Transactions and this offering. This description also summarizes the principal agreements relating to our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws and the agreements referred to below, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

After giving effect to the IPO-Related Transactions, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Upon the closing of the IPO-Related Transactions and this offering, there will be 102,728,019 shares of our common stock outstanding.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Voting Rights

Each holder of our common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders. A majority vote is required for all action to be taken by stockholders, except as otherwise provided for in our certificate of incorporation and bylaws or as required by law, including the election of directors in an election that is determined by our board of directors to be a contested election, which requires a plurality. Our certificate of incorporation provides that our board of directors and, prior to the 50% Trigger Date, the Designated Controlling Stockholder, are expressly authorized to make, alter or repeal our bylaws and that our stockholders may only amend our bylaws after the 50% Trigger Date with the approval of at least two-thirds of the total voting power of the outstanding shares of our capital stock entitled to vote in any annual election of directors.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding preferred stock.

Other Rights

Our common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Limitations and Expenses

Other than in a demand registration, with specified exceptions, the rights of the Holders to include shares in a registration are subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any registrations made pursuant to the Stockholders' Agreement, including demand registrations, registrations on Form S-3 and piggyback registrations, will be paid by us, and all selling expenses, including underwriting discounts and commissions, will be paid by us, provided that a Demand Holder shall be responsible for our out-of-pocket registration expenses in the case of a withdrawal of a demand registration by such party (subject to certain exceptions).

Listing

We have been approved to list our common stock on the NYSE under the symbol "FRAC."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

After giving effect to the IPO-Related Transactions, upon the closing of this offering, 102,728,019 shares of common stock will be outstanding, assuming the number of shares sold in this offering is the number of shares set forth on the cover of this prospectus. All of the shares sold in this offering will be freely tradable. Shares held by our affiliates, as that term is defined in Rule 144, including shares held by Keane Investor, may only be sold in compliance with the limitations described below.

The remaining shares of our common stock outstanding after this offering are restricted securities, as such term is defined in Rule 144, or are subject to lock-up agreements with the underwriters of this offering, as described below. Following the expiration of the lock-up period pursuant to any such lock-up agreements, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 (as defined herein) promulgated under the Securities Act, described in greater detail below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

- 1% of the number of shares of our common stock outstanding at the time of such sale, which will equal 1,027,280 shares as of the closing of this offering (assuming that the underwriters' over-allotment option to purchase additional shares from the selling stockholder is not exercised); or

- the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Notwithstanding the availability of Rule 144, the holders of all of our restricted shares will have entered into lock-up agreements as described under "Underwriting," and their restricted shares will become eligible for sale only following expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701 under the Securities Act ("Rule 701"), as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our executive officers or directors who acquired shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the effective date of this registration statement before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting," and will become eligible for sale only following expiration of those agreements.

Lock-Up Agreements

We and our officers, directors and holders of substantially all of our common stock on the date of this prospectus will have entered into lock-up agreements with the underwriters providing, subject to certain exceptions, that we and they will not, subject to certain exceptions, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus unless extended pursuant to its terms. Pursuant to this agreement, among other exceptions and subject to certain restrictions, we may enter into an agreement providing for the issuance of our common stock in connection with the acquisition, merger or joint venture with another publicly traded entity during the 180-day restricted period after the date of this prospectus. For a more complete description of the lock-up restrictions and specified exceptions, see "Underwriting."

Transfer Restrictions under the Keane Investor LLC Agreement

The Keane Investor LLC Agreement provides that following the 35% Trigger Date, the management board of Keane Investor may cause the distribution of our common stock held by Keane Investor to the members of Keane Investor. If any equityholder of Keane Investor does not wish to participate in a private block sale or resale by Keane Investor (a "Sell-Down") of our common stock (the "Sell-Down Stock"), Keane Investor shall, subject to compliance with securities laws, distribute to such equityholder such equityholder's pro rata share of our common stock that would have otherwise been sold in such Sell-Down (the "Distributed Stock"); *provided* that the Distributed Stock shall be subject to the same restrictions on transfer, market stand-off and lock-up provisions to which the Sell-Down Stock is subject in the Stockholders' Agreement (the "Transaction Transfer Restrictions"). Subject to compliance with applicable securities laws, the Distributed Stock may be sold or otherwise disposed of by the holder thereof so long as no Transaction Transfer Restriction period is in effect. Keane Investor shall provide notice to such holder or its representatives of its intention to effect a Sell-Down not more than 30 calendar days prior to the intended date for the completion of such Sell-Down, in which event the holder of the Distributed Stock shall have the right to participate in such Sell-Down with Keane Investor pro rata based on such holder's beneficial ownership of our common stock, or, if not participating in such Sell-Down, shall not sell or otherwise dispose of the Distributed Stock (or other of our common stock beneficially owned by such holder) during such 30 calendar day period or such longer transfer, market stand-off or lock-up provision that Keane Investor or its members shall become subject to in connection with such Sell-Down.

Registration Rights

Upon the closing of this offering, Keane Investor, which will hold an aggregate of 85,929,951 shares of our common stock (assuming that the underwriters' over-allotment option to purchase additional shares from the selling stockholder is not exercised), will have the right to require us to register the shares of our common stock held by Keane Investor under the Securities Act under specified circumstances. After registration and sale pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements. Please see "Certain Relationships and Related Party Transactions—Stockholders' Agreement" for additional information regarding these registration rights.

Anticipated Refinancing Facilities

We have had preliminary discussions with potential lenders, financial intermediaries and advisors and following the consummation of this offering, subject to market conditions, we intend to enter into new financing facilities, consisting of a new asset-based revolving facility and a new term loan facility. The Anticipated Refinancing Transactions are expected to extend the weighted average maturity of our indebtedness and provide us with more flexibility to pursue various transactions than we have under the restrictive covenants in our existing indebtedness. The principal amount, applicable interest rate and other terms of the New Credit Facilities are not expected to be definitively determined until after the closing date of this offering and shortly before the closing date of the New Credit Facilities and may be adversely affected by economic, market, geopolitical and other conditions, most of which are beyond our control. There can be no assurance that we will be able to complete the Anticipated Refinancing Transactions on terms favorable to us, at all. If we enter into the New Credit Facilities, we intend to use the proceeds thereof to repay all amounts outstanding under, and to terminate, the Existing ABL Facility and our Notes under the NPA. This offering is not contingent upon our entering into the New Credit Facilities, and there can be no assurance that we will enter into the New Credit Facilities and terminate the Existing ABL Facility and NPA following the consummation of this offering, or at all, and we may elect not to proceed with the Anticipated Refinancing. See "Risk Factors—Risks Relating to Our Indebtedness—We may be unable to complete the Anticipated Refinancing Transactions, or we may decide not to pursue the Anticipated Refinancing Transactions.

UNDERWRITING

The company, the selling stockholder and Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, as representatives for the underwriters named below, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Citigroup Global Markets Inc.	
Morgan Stanley & Co. LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
J.P. Morgan Securities LLC	
Wells Fargo Securities, LLC	
Piper Jaffray & Co.	
Houlihan Lokey Capital, Inc.	
Guggenheim Securities, LLC	
Scotia Capital (USA) Inc.	
Stephens Inc.	
Total	16,700,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the over-allotment option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional 2,505,000 common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common shares approximately proportionate to that underwriter's initial purchase commitment in such shares. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase 2,505,000 shares from the selling stockholder.

Paid by the Company	No Exercise	Full Exercise
Per Share Sold by the Company	$	—
Per Share Sold by the Selling Stockholder	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The company and its officers, directors, the selling stockholder and holders of substantially all of the company's common stock have agreed with the underwriters, subject to certain exceptions (such as an exercise of the underwriters' over-allotment option to purchase additional shares of our common stock from the selling stockholder), not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives. Pursuant to this agreement, among other exceptions and subject to certain restrictions, we may enter into an agreement providing for the issuance of our common stock in connection with the acquisition, merger or joint venture with another publicly traded entity during the 180 day restricted period after the date of this prospectus. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been approved to list our common stock on the NYSE under the symbol "FRAC." In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more of shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' over-allotment option described above may be exercised. The underwriters may cover any covered short position by either exercising their over-allotment option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the over-allotment option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the over-allotment option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent (5%) of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $5,500,000. The company has agreed to reimburse the underwriters for certain expenses, including the reasonable fees and disbursements of counsel for the underwriters in connection with any required review of the terms of the offering by the Financial Industry Regulatory Authority in an amount not to exceed $25,000.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the company and to persons and entities with relationships with the company, for which they received or will receive customary fees and expenses. Affiliates of certain of the underwriters may act as lenders and/or agents under the facilities contemplated by the Anticipated Refinancing Transactions and may receive customary fees and expenses in connection therewith. In addition, affiliates of certain of the underwriters hold a position in our debt securities. Affiliates of the underwriters who are holders of the Notes may receive a portion of the net proceeds from this offering. See "Use of Proceeds." Houlihan Lokey Capital, Inc. is acting as our financial advisor in connection with the offering. We expect to pay Houlihan Lokey Capital, Inc., upon the successful completion of this offering, a fee of $2 million for these services, which fee shall be reduced by the amount of any underwriting discount paid to Houlihan Lokey Capital, Inc. in connection with this offering. We have also agreed to reimburse Houlihan Lokey Capital, Inc. for certain expenses incurred in connection with its engagement.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 *Prospectus Exemptions* or subsection 73.3(1) of the *Securities Act* (Ontario), and are permitted clients, as defined in National Instrument 31-103 *Registration Requirements, Exemptions and Ongoing Registrant Obligations*. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 *Underwriting Conflicts* ("NI 33-105"), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Operations and Comprehensive (Loss)
(Amounts in thousands)
(unaudited)

	Nine Months ended September 30,	
	2016	2015
Revenue	$ 269,537	$312,175
Operating costs and expenses:		
Cost of services (excluding depreciation of $67,422 and $49,112, respectively, included in depreciation and amortization presented below)	273,364	256,251
Depreciation and amortization	71,947	53,085
Selling, general and administrative expenses	44,910	18,897
Impairment	—	3,914
Total operating costs and expenses	390,221	332,147
Operating (loss)	(120,684)	(19,972)
Other income:		
Other income (expense), net	537	(1,280)
Interest expense	(28,408)	(17,658)
Total other expenses	(27,871)	(18,938)
Net (loss)	(148,555)	(38,910)
Other comprehensive (loss):		
Foreign currency translation adjustments	57	(688)
Hedging activities	1,338	(2,043)
Total comprehensive (loss)	$(147,160)	$ (41,641)

See accompanying notes to condensed consolidated financial statements.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive (Loss)
Years ended December 31, 2015 and 2014
(Amounts in thousands)

	2015	2014
Revenue	$366,157	$395,834
Operating costs and expenses:		
Cost of services (excluding depreciation of $64,325 and $62,143, respectively, included in depreciation and amortization presented below)	306,596	323,718
Depreciation and amortization	69,547	68,254
Selling, general and administrative expenses	25,811	25,459
Impairment	3,914	11,098
Total operating costs and expenses	405,868	428,529
Operating (loss)	(39,711)	(32,695)
Other expense:		
Other expense, net	(1,481)	(2,418)
Interest expense	(23,450)	(10,473)
Total other expenses	(24,931)	(12,891)
Net (loss)	(64,642)	(45,586)
Other comprehensive (loss):		
Foreign currency translation adjustments	(741)	(1,148)
Hedging activities	(1,187)	(854)
Total comprehensive (loss)	$(66,570)	$(47,588)

See accompanying notes to consolidated financial statements.

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements
Years ended December 31, 2015 and 2014

The Partnership entered into a loan agreement with TCS, dated December 24, 2013, providing for an unsecured revolving loan in the principal amount of $30 million bearing interest rate of 3.4% per annum and repayable on demand. Accrued interest on the loan was $1.2 million and $0.4 million at December 31, 2015 and 2014. Interest income recognized on this loan amounted to $0.7 million and $0.4 million for the years ended December 31, 2015 and 2014, respectively, and was recorded within interest expense, net in the statement of operations.

The Partnership has a receivable due from TCS representing a short-term, non-interest bearing intercompany balance to assist TCS with funding of its working capital needs.

The Partnership's intercompany transactions with the Parent relate to purchases of equipment and machinery, inventory, parts and chemicals. Intercompany receivables and payables are typically short-term in nature and non-interest bearing.

Transactions with related parties are summarized below:

	2015	2014
Purchases of equipment from the Parent	$ 2,359	$53,892
Purchase of inventory from the Parent	2,464	2,217
Selling, general and administrative expenses with affiliates	3,678	4,395
Transfers of equipment to the Parent	(2,045)	(4,336)
Transfers of inventory to the Parent	(5,602)	(2,991)

Charges for support functions provided to the Partnership by the Parent are included within selling, general and administrative expenses. These charges amounted to $0.6 million and $1.1 million for the years ended December 31, 2015 and 2014, respectively.

In the year ended December 31, 2015, the Parent issued a credit memo in the amount of $30.0 million to the Partnership against intercompany balances, which was recorded as a capital contribution from the Parent and reflected within Partners' Capital. In July 2015 the Parent instructed the Partnership to forgive $1.1 million of intercompany receivables from one of its affiliates, which was recorded as a reduction of intercompany receivables and non-cash capital distribution to the Parent.

In March, 2015 the Parent paid $41.0 million of the RCF on behalf of the Partnership, which was recorded as a reduction of long-term debt and a capital contribution from the Parent.

(16) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through October 20, 2016, the date at which the financial statements were available to be issued.

On January 25, 2016 the Parent entered into a definitive agreement with Keane Group Holdings LLC, a privately held U.S. based oilfield services company, for the sale of Parent's U.S. pressure pumping business for approximately $200 million in cash, an equity interest in Keane and Class C Profits Interests in Keane that represent an additional economic participation above certain thresholds upon a Keane liquidity event. The Transaction includes the sale of substantially all of the assets and liabilities of the Partnership. The transaction closed on March 16, 2016.

16,700,000 Shares



Keane Group, Inc.

Common Stock

––––––––

P R E L I M I N A R Y   P R O S P E C T U S

––––––––

Citigroup
Morgan Stanley
BofA Merrill Lynch
J.P. Morgan
Wells Fargo Securities
Simmons & Company International
Energy Specialists of Piper Jaffray
Houlihan Lokey
Guggenheim Securities
Scotia Howard Weil
Stephens Inc.

Until   , 2017 (25 days after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee, the NYSE listing fee and the FINRA filing fee are estimated.

SEC Registration Fee	$ 42,292
NYSE Listing Fee	150,000
FINRA Filing Fee	45,590
Accounting Fees and Expenses	1,330,000
Legal Fees and Expenses	1,500,000
Printing Fees and Expenses	500,000
Blue Sky Fees and Expenses	10,000
Transfer Agent's Fees	7,900
Miscellaneous	1,914,218
Total	$5,500,000

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the DGCL, the Registrant's certificate of incorporation that will be in effect at the closing of the offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director.

As permitted by the DGCL, the Registrant's bylaws that will be in effect at the closing of the offering provide that:

- the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

- the Registrant may indemnify its other employees and agents as set forth in the DGCL;

- the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

- the rights conferred in the bylaws are not exclusive.

The Registrant has entered, and intends to continue to enter, into separate indemnification agreements with its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director or executive officer of the Registrant regarding which indemnification is sought. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant's certificate of incorporation, bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act. The Registrant currently carries liability insurance for its directors and officers.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding all unregistered securities sold, issued or granted by us within the past three years.

On May 1, 2016, October 1, 2016, October 25, 2016 and November 7, 2016, we granted 1,176.47, 6,470.6, 2,352.9 and 5,882.35 Class B Units, respectively, to Keane Management Holdings, LLC pursuant to the Keane Management Holdings LLC Management Incentive Plan. The equityholders of Keane Management Holdings, LLC are certain directors and members of the management team of Keane.

On December 31, 2014 and April 1, 2015, we granted 3,305.79 and 5,509.65 (in the aggregate) Series 3 Class C Units, respectively, to certain members of management under the Keane Class C Management Incentive Plan. Each Series 3 Class C Unit was generally subject to time- and performance- based vesting.

On April 8, 2014, we granted 5,509.65 Series 2 Class C Units, in the aggregate, to certain members of the management team under the Keane Class C Management Incentive Plan. Each Series 2 Class C Unit was generally subject to time- and performance- based vesting.

In connection with the acquisition of the Acquired Trican Operations and the consummation of the Trican transaction on March 16, 2016:

(1) We effected a reclassification of the equity structure of Keane such that the original Series 1 Class C Units in existence prior to the Trican transaction were cancelled and eliminated and the Class A Units and Class B Units of Keane in existence prior to the Trican transaction were reclassified as follows: (a) KG Fracing Acquisition Corp. reclassified 1,000,000.00 old Class A Units into 318,452.46 new Class A Units of Keane; (b) SJK Family Limited Partnership, LP reclassified 69,799.50 old Class B Units into 7,627.86 new Class A Units; (c) KCK Family Limited Partnership, LP reclassified 69,799.50 old Class B Units into 7,627.86 new Class A Units; (d) Brian Keane reclassified 199,975.10 old Class B Units into 20,835.38 new Class A Units; (e) Tim Keane reclassified 199,975.10 old Class B Units into 20,835.38 new Class A Units; and (f) KSD Newco Corp. reclassified 460,450.80 old Class B Units into 47,974.30 new Class A Units.

(2) We entered into contribution and exchange agreements whereby, in connection with certain member loans made to Keane on December 23, 2014: (a) KG Fracing Acquisition Corp. contributed all of its right, title and interest in and to such member loan (other than accrued but unpaid interest, which was cancelled and forgiven) made by KG Fracing Acquisition Corp. to Keane in the amount of $15,000,000 in exchange for 31,101.45 Class A Units; (b) KCK Family Limited Partnership, LP contributed all of its right, title and interest in and to such member loan (other than accrued but unpaid interest, which was cancelled and forgiven) made by KCK Family Limited Partnership, LP to Keane in the amount of $2,500,000 in exchange for 5,183.57 Class A Units; and (c) SJK Family Limited Partnership, LP contributed all of its right, title and interest in and to such member loan (other than accrued but unpaid interest, which was cancelled and forgiven) made by SJK Family Limited Partnership, LP to Keane in the amount of $2,500,000 in exchange for 5,183.57 Class A Units.

(3) We issued and sold Class A Units and Class C Units for an aggregate purchase price of $246,777,777.78 as follows: (a) 176,899.66 Class A Units to KG Fracing Acquisition Corp.; (b) 236,900.83 Class A Units to KGH Investor Holdings, LLC; (c) 10,688.84 Class A Units to KCK Family Limited Partnership, LP; and (d) 10,688.84 Class A Units to SJK Family Limited Partnership, LP.

(4) We issued 100,000 Class A Units and 294,117.65 Class C Units to Trican Well Service, L.P.

(5) Except to the extent the Series 2 or Series 3 Class C Units were cancelled, the holders of the Series 2 Class C Units and Series 3 Class C Units contributed such Class C Units to Keane Management Holdings LLC in exchange for interests in Keane Management Holdings LLC pursuant to the Keane Management Holdings LLC Management Incentive Plan. Keane Management Holdings LLC was issued 85,882.35 Class B Units in Keane.

Any proceeds received from the transactions described above were used for the general working capital of the business.

In connection with the IPO-Related Transactions, and immediately prior to the effectiveness of this registration statement, we issued 87,329,951 shares of common stock to Keane Investor, 44,576 shares of common stock to Marc G. R. Edwards, 26,746 shares of common stock to Gary M. Halverson and 26,746 shares of common stock to Elmer D. Reed. For a description of the transactions pursuant to which the shares were issued, see the information under the heading "IPO-Related Transactions and Organizational Structure."

Unless otherwise stated, the sales and/or granting of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their employment or other relationship with us or through other access to information provided by us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Exhibit Description
1.1**	Form of Underwriting Agreement among Keane Group, Inc. and the Underwriters
3.1*	Certificate of Incorporation of Keane Group, Inc., including Amendment of Certificate of Incorporation, dated October 13, 2016
3.2*	Form of Bylaws of Keane Group, Inc.
4.1*	Form of Stockholders Agreement by and among Keane Group, Inc. and Keane Investor Holdings LLC
4.2*	Note Purchase Agreement, dated August 8, 2014 by and among KGH Intermediate Holdco II, LLC, as issuer, U.S. Bank National Association, as agent for the purchasers, and the purchasers listed thereto
4.3*	First Amendment to Note Purchase Agreement, dated December 23, 2014, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
4.4*	Second Amendment to Note Purchase Agreement, dated April 7, 2015, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
4.5*	Third Amendment to Note Purchase Agreement, dated January 25, 2016, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
4.6*	Fourth Amendment to Note Purchase Agreement, dated March 16, 2016, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
5.1**	Opinion of Schulte Roth & Zabel LLP
10.1*	Amended and Restated Revolving Credit and Security Agreement, dated August 8, 2014, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, and PNC Bank, National Association, as lender and agent

Exhibit No.	Exhibit Description
10.2*	First Amendment to Amended and Restated Revolving Credit and Security Agreement, dated December 22, 2014, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent lenders, and Keane Frac GP, LLC in its capacity as guarantor
10.3*	Second Amendment to Amended and Restated Revolving Credit and Security Agreement, dated April 7, 2015, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent lenders, and Keane Frac GP, LLC in its capacity as guarantor
10.4*	Third Amendment to Amended and Restated Revolving Credit and Security Agreement, dated March 16, 2016, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent lenders, and Keane Frac GP, LLC in its capacity as guarantor
10.5*	Credit Agreement, dated March 16, 2016, among KGH Intermediate Holdco II, LLC and Keane Frac, LP, as borrowers, KGH Intermediate Holdco I, LLC, as parent guarantor, the Lenders party thereto, and CLMG Corp., as administrative agent
10.6*	Keane Management Holdings LLC Management Incentive Plan
10.7*	Form of Keane Group, Inc. Equity and Incentive Award Plan
10.8*	Form of Keane Group, Inc. Executive Incentive Bonus Plan
10.9*	Form of Indemnification Agreement
10.10*	Form of Director Services Agreement
10.11*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and James C. Stewart
10.12*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Gregory L. Powell
10.13*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and M. Paul DeBonis Jr.
10.14*	Employment Agreement, dated as of October 20, 2016, by and between Keane Group Holdings, LLC and Kevin M. McDonald
10.15*	Employment Agreement, dated March 15, 2016, by and between KGH Intermediate Holdco II, LLC and James J. Venditto
10.16*	Employment Agreement, dated as of February 1, 2016, by and between Keane Group Holdings, LLC and Ian J. Henkes
10.17*	Form of Amendment to Employment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and James J. Venditto
10.18*	Form of Amendment to Employment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Ian J. Henkes
10.19*	Form of Assignment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Kevin M. McDonald

Exhibit No.	Exhibit Description
10.20*	Keane Value Creation Plan
10.21*	Form of Limited Liability Company Agreement of Keane Investor Holdings LLC, by and among Cerberus International II Master Fund, L.P., Cerberus Institutional Partners, L.P. — Series Four, Cerberus Institutional Partners V, L.P., Cerberus CP Partners, L.P., Cerberus MG Fund, L.P., CIP VI Overseas Feeder, Ltd., CIP VI Institutional Feeder, L.P., JS Keane Coinvestor LLC, Trican Well Services, L.P., SJK Family Limited Partnership, LP, KCK Family Limited Partnership, LP, Tim Keane, Brian Keane, Shawn Keane, Jacquelyn Keane, Cindy Keane, Kevin Keane, Cerberus Capital Management, L.P., S & K Management Services, LLC and the Persons listed on Schedule A thereto
10.22*	Asset Purchase Agreement, dated as of January 25, 2016, by and among Keane Group Holdings, LLC, Keane Frac, LP, Trican Well Service Ltd. and the seller companies named therein
10.23*	Intellectual Property License Agreement, dated as of March 16, 2016, by and between Trican Well Service Ltd. and Keane Frac LP
10.24*	Intellectual Property License Agreement, dated as of March 16, 2016, by and among Trican Well Service Ltd., Trican Well Service, L.P. and Keane Frac LP
21.1**	Schedule of Subsidiaries of Keane Group, Inc.
23.1**	Consent of Schulte Roth & Zabel LLP (included in Exhibit 5.1)
23.2**	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.3**	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.4**	Consent of KPMG LLP, Independent Registered Public Accounting Firm
24.1*	Powers of Attorney (included on signature pages of this Registration Statement)

*   Filed December 14, 2016
**   Filed herewith

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January [●], 2017.

Keane Group, Inc.

By: /s/ James C. Stewart
Name: James C. Stewart
Title: Chairman of the Board of Directors
          and Chief Executive Officer
          (Principal Executive Officer)

The undersigned officers and directors of Keane Group, Inc. hereby constitute and appoint James C. Stewart and Gregory L. Powell, or any one of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments thereto and any registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James C. Stewart James C. Stewart	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	January [●], 2017
/s/ Gregory L. Powell Gregory L. Powell	President and Chief Financial Officer (Principal Financial Officer)	January [●], 2017
/s/ Brian Coe Brian Coe	Chief Accounting Officer (Principal Accounting Officer)	January [●], 2017
/s/ Lucas N. Batzer Lucas N. Batzer	Director	January [●], 2017
/s/ Dale M. Dusterhoft Dale M. Dusterhoft	Director	January [●], 2017
/s/ Marc G. R. Edwards Marc G. R. Edwards	Director	January [●], 2017
/s/ James E. Geisler James E. Geisler	Director	January [●], 2017
/s/ Gary M. Halverson Gary M. Halverson	Director	January [●], 2017

Signature	Title	Date
/s/ Lisa A. Gray Lisa A. Gray	Director	January [●], 2017
/s/ Shawn Keane Shawn Keane	Director	January [●], 2017
/s/ Elmer D. Reed Elmer D. Reed	Director	January [●], 2017
/s/ Lenard B. Tessler Lenard B. Tessler	Director	January [●], 2017
/s/ Scott Wille Scott Wille	Director	January [●], 2017

Exhibit No.	Exhibit Description
1.1**	Form of Underwriting Agreement among Keane Group, Inc. and the Underwriters
3.1*	Certificate of Incorporation of Keane Group, Inc., including Amendment of Certificate of Incorporation, dated October 13, 2016
3.2*	Form of Bylaws of Keane Group, Inc.
4.1*	Form of Stockholders Agreement by and among Keane Group, Inc. and Keane Investor Holdings LLC
4.2*	Note Purchase Agreement, dated August 8, 2014 by and among KGH Intermediate Holdco II, LLC, as issuer, U.S. Bank National Association, as agent for the purchasers, and the purchasers listed thereto
4.3*	First Amendment to Note Purchase Agreement, dated December 23, 2014, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
4.4*	Second Amendment to Note Purchase Agreement, dated April 7, 2015, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
4.5*	Third Amendment to Note Purchase Agreement, dated January 25, 2016, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
4.6*	Fourth Amendment to Note Purchase Agreement, dated March 16, 2016, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
5.1**	Opinion of Schulte Roth & Zabel LLP
10.1*	Amended and Restated Revolving Credit and Security Agreement, dated August 8, 2014, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, and PNC Bank, National Association, as lender and agent
10.2*	First Amendment to Amended and Restated Revolving Credit and Security Agreement, dated December 22, 2014, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent Lenders, and Keane Frac GP, LLC in its capacity as guarantor
10.3*	Second Amendment to Amended and Restated Revolving Credit and Security Agreement, dated April 7, 2015, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent Lenders, and Keane Frac GP, LLC in its capacity as guarantor
10.4*	Third Amendment to Amended and Restated Revolving Credit and Security Agreement, dated March 16, 2016, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent Lenders, and Keane Frac GP, LLC in its capacity as guarantor
10.5*	Credit Agreement, dated March 16, 2016, among KGH Intermediate Holdco II, LLC and Keane Frac, LP, as borrowers, KGH Intermediate Holdco I, LLC, as parent guarantor, the lenders party thereto, and CLMG Corp., as administrative agent
10.6*	Keane Management Holdings LLC Management Incentive Plan

Exhibit No.	Exhibit Description
10.7*	Form of Keane Group, Inc. Equity and Incentive Award Plan
10.8*	Form of Keane Group, Inc. Executive Incentive Bonus Plan
10.9*	Form of Indemnification Agreement
10.10*	Form of Director Services Agreement
10.11*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and James C. Stewart
10.12*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Gregory L. Powell
10.13*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and M. Paul DeBonis Jr.
10.14*	Employment Agreement, dated as of October 20, 2016, by and between Keane Group Holdings, LLC and Kevin M. McDonald
10.15*	Employment Agreement, dated March 15, 2016, by and between KGH Intermediate Holdco II, LLC and James J. Venditto
10.16*	Employment Agreement, dated as of February 1, 2016, by and between Keane Group Holdings, LLC and Ian J. Henkes
10.17*	Form of Amendment to Employment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and James J. Venditto
10.18*	Form of Amendment to Employment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Ian J. Henkes
10.19*	Form of Assignment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Kevin M. McDonald
10.20*	Keane Value Creation Plan
10.21*	Form of Limited Liability Company Agreement of Keane Investor Holdings LLC, by and among Cerberus International II Master Fund, L.P., Cerberus Institutional Partners, L.P. —Series Four, Cerberus Institutional Partners V, L.P., Cerberus CP Partners, L.P., Cerberus MG Fund, L.P., CIP VI Overseas Feeder, Ltd., CIP VI Institutional Feeder, L.P., JS Keane Coinvestor LLC, Trican Well Services, L.P., SJK Family Limited Partnership, LP, KCK Family Limited Partnership, LP, Tim Keane, Brian Keane, Shawn Keane, Jacquelyn Keane, Cindy Keane, Kevin Keane, Cerberus Capital Management, L.P., S & K Management Services, LLC and the Persons listed on Schedule A thereto
10.22*	Asset Purchase Agreement, dated as of January 25, 2016, by and among Keane Group Holdings, LLC, Keane Frac, LP, Trican Well Service Ltd. and the seller companies named therein
10.23*	Intellectual Property License Agreement, dated as of March 16, 2016, by and between Trican Well Service Ltd. and Keane Frac LP
10.24*	Intellectual Property License Agreement, dated as of March 16, 2016, by and among Trican Well Service Ltd., Trican Well Service, L.P. and Keane Frac LP
21.1**	Schedule of Subsidiaries of Keane Group, Inc.
23.1**	Consent of Schulte Roth & Zabel LLP (included in Exhibit 5.1)
23.2**	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.3**	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.4**	Consent of KPMG LLP, Independent Registered Public Accounting Firm
24.1*	Powers of Attorney (included on signature pages of this Registration Statement)

*   Filed December 14, 2016
**   Filed herewith